As filed with the Securities and Exchange Commission on August [●], 2014

Registration No. 333-197266

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

## Amendment No. 1
## to
## Form S-1
## REGISTRATION STATEMENT
*UNDER*
*THE SECURITIES ACT OF 1933*

# RICE ENERGY INC.
**(Exact name of registrant as specified in its charter)**

| Delaware | 1311 | 46-3785773 |
|---|---|---|
| (State or other jurisdiction of incorporation or organization) | (Primary Standard Industrial Classification Code Number) | (IRS Employer Identification Number) |

**400 Woodcliff Drive**
**Canonsburg, Pennsylvania 15317**
**(724) 746-6720**
**(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)**

**Daniel J. Rice IV**
**Chief Executive Officer**
**400 Woodcliff Drive**
**Canonsburg, Pennsylvania 15317**
**(724) 746-6720**
**(Name, address, including zip code, and telephone number, including area code, of agent for service)**

*Copies to:*

**Douglas E. McWilliams**
**Matthew R. Pacey**
**Vinson & Elkins L.L.P.**
**1001 Fannin, Suite 2500**
**Houston, Texas 77002**
**(713) 758-2222**

**Gerald M. Spedale**
**Jason A. Rocha**
**Baker Botts L.L.P.**
**One Shell Plaza**
**910 Louisiana Street**
**Houston, Texas 77002**
**(713) 229-1234**

**Approximate date of commencement of proposed sale of the securities to the public:** As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

| | |
|---|---|
| Large accelerated filer ☐ | Accelerated filer ☐ |
| Non-accelerated filer ☒ (Do not check if a smaller reporting company) | Smaller reporting company ☐ |

**The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.**

## Commonly Used Defined Terms

As used in this prospectus, unless the context indicates or otherwise requires, the following terms have the following meanings:

- "Rice Energy," the "Company," "we," "our," "us" or like terms refer to Rice Energy Inc. and its consolidated subsidiaries;

- "Rice Drilling B" refers to Rice Drilling B LLC, our wholly-owned subsidiary;

- "Rice Partners" refers to Rice Energy Family Holdings, LP (formerly known as Rice Energy Limited Partners), an entity affiliated with members of the Rice family;

- "Rice Holdings" refers to Rice Energy Holdings LLC;

- "Rice Owners" refers to Rice Holdings, Rice Partners and Daniel J. Rice III;

- "Rice Appalachia" refers to Rice Energy Appalachia, LLC, the parent company of Rice Drilling B prior to our corporate reorganization;

- "Alpha Holdings" refers to Foundation PA Coal Company, LLC, a wholly owned indirect subsidiary of Alpha Natural Resources, Inc.;

- "Marcellus joint venture" refers collectively to Alpha Shale Resources, LP and its general partner, Alpha Shale Holdings, LLC;

- "Countrywide Energy Services" refers to Countrywide Energy Services, LLC;

- "Natural Gas Partners" refers to a family of private equity investment funds organized to make direct equity investments in the energy industry, including the funds invested in us; and

- "NGP Holdings" refers to NGP Rice Holdings, LLC.

## Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources. Some data is also based on our good faith estimates. Although we believe these third-party sources are reliable as of their respective dates, neither we, the selling stockholders nor the underwriters have independently verified the accuracy or completeness of this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled "Risk Factors." These and other factors could cause results to differ materially from those expressed in these publications.

## Trademarks and Trade Names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties' trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

**Pro Forma Presentation**

Unless otherwise noted, information presented in this prospectus on a pro forma basis gives effect to (i) our initial public offering completed in January 2014 and the use of proceeds thereof and (ii) the consummation of our acquisition of Alpha Holdings' 50% interest in our Marcellus joint venture (the "Marcellus JV Buy-In") in January 2014, each as described under "Prospectus Summary—Initial Public Offering, Corporate Reorganization and Related Transactions." Unless otherwise noted, information concerning the number of wells drilled and completed by us during historical periods is presented on a pro forma basis giving effect to the Marcellus JV Buy-In.

# SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA

The following table shows summary unaudited pro forma financial data for the periods and as of the dates indicated. Our historical results are not necessarily indicative of future operating results. The summary financial data presented below are qualified in their entirety by reference to, and should be read in conjunction with, "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Historical Consolidated and Unaudited Pro Forma Financial Data" and our consolidated historical and pro forma financial statements and related notes included elsewhere herein.

The summary unaudited pro forma consolidated statement of operations data for the year ended December 31, 2013 and three months ended March 31, 2014 has been prepared to give pro forma effect to (i) the Marcellus JV Buy-In and (ii) our IPO and the application of the net proceeds therefrom as if each had been completed as of January 1, 2013. The summary unaudited pro forma consolidated statements of operations data do not give pro forma effect to this offering, the Momentum Acquisition, the Senior Notes Offering or the pending Greene County Acquisition. These data are subject and give effect to the assumptions and adjustments described in the notes accompanying the unaudited pro forma financial statements included elsewhere in this prospectus. The summary unaudited pro forma consolidated financial data are presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had (i) the Marcellus JV Buy-In and (ii) our IPO and the application of the net proceeds therefrom been completed as of January 1, 2013, and do not purport to be indicative of statements of financial position or results of operations as of any future date or for any future period.

|  | Rice Energy Inc. | |
|  | Pro Forma | |
|  | Year Ended December 31, 2013 | Three Months Ended March 31, 2014 |
| *(in thousands, except per share data)* | (unaudited) | |
| **Statement of Operations Data:** | | |
| **Revenues:** | | |
| Natural gas sales | $178,524 | $102,402 |
| Other revenue | 757 | — |
| Total revenues | 179,281 | 102,402 |
| **Operating expenses:** | | |
| Lease operating | 16,502 | 5,607 |
| Gathering, compression and transportation | 25,437 | 8,520 |
| Production taxes and impact fees | 2,887 | 708 |
| Exploration | 9,951 | 486 |
| Restricted unit expense | 32,906 | 73,802 |
| General and administrative | 20,209 | 11,593 |
| Depreciation, depletion and amortization | 71,886 | 28,363 |
| Write-down of abandoned leases | 146 | — |
| Loss from sale of interest in gas properties | 4,230 | — |
| Total operating expenses | 184,154 | 129,079 |

|                                                         | Rice Energy Inc. | |
|---------------------------------------------------------|---|---|
|                                                         | **Pro Forma** | |
|                                                         | **Year Ended December 31, 2013** | **Three Months Ended March 31, 2014** |
| *(in thousands, except per share data)*                 | **(unaudited)** | |
| Operating loss                                          | (4,873) | (26,677) |
| Interest expense                                        | (16,422) | (7,277) |
| Other income (expense)                                  | (1,153) | 602 |
| Gain (loss) on derivative instruments                   | 10,238 | (32,571) |
| Amortization of deferred financing costs                | (5,394) | (504) |
| Loss on extinguishment of debt                          | (10,622) | (143) |
| Write-off of deferred financing costs                   | — | (836) |
| Equity in income of joint ventures                      | 90 | — |
| Loss before income taxes                                | (28,136) | (67,406) |
| Income tax benefit (expense)                            | 11,674 | (9,375) |
| Net loss                                                | $ (16,462) | $(76,781) |
| **Other financial data (unaudited):**                   | | |
| Adjusted EBITDAX(1)                                      | $107,773 | $ 64,803 |
| Loss per share—basic                                    | (0.14) | (0.60) |
| Loss per share—diluted                                  | (0.14) | (0.60) |

(1)   Adjusted EBITDAX is a non-GAAP financial measure. For a definition of Adjusted EBITDAX and a reconciliation of Adjusted EBITDAX to net income (loss), see "—Non-GAAP Financial Measure" below.

**Non-GAAP Financial Measure**

Adjusted EBITDAX is a supplemental non-GAAP financial measure that is used by management and external users of our consolidated financial statements, such as industry analysts, investors, lenders and rating agencies.

We define Adjusted EBITDAX as net income (loss) before interest expense or interest income; income taxes; write-down of abandoned leases; depreciation, depletion and amortization; amortization of deferred financing costs; equity in (income) loss in joint ventures; derivative fair value (gain) loss, excluding net cash receipts on settled derivative instruments; non-cash compensation expense; (gain) loss from sale of interest in gas properties; (gain) loss on acquisition; (gain) loss on extinguishment of debt; write-off of deferred financing costs and exploration expenses. Adjusted EBITDAX is not a measure of net income as determined by United States generally accepted accounting principles, or GAAP.

Management believes Adjusted EBITDAX is useful because it allows them to more effectively evaluate our operating performance and compare the results of our operations from period to period and against our peers without regard to our financing methods or capital structure. We exclude the items listed above from net income in arriving at Adjusted EBITDAX because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDAX should not be considered as an alternative to, or more meaningful than, net income as determined in accordance with GAAP or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDAX are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDAX. Our computations of Adjusted EBITDAX may not be comparable to other similarly titled measures of other companies. We believe that Adjusted EBITDAX is a widely followed measure of operating performance and may also be used by investors to measure our ability to meet debt service requirements.

The following tables present a reconciliation of the non-GAAP financial measure of Adjusted EBITDAX to the GAAP financial measure of net loss.

| | Rice Energy Inc. | |
| --- | --- | --- |
| | Pro Forma | |
| | Year Ended December 31, 2013 | Three Months Ended March 31, 2014 |
| (in thousands) | (unaudited) | |
| **Adjusted EBITDAX reconciliation to net loss:** | | |
| Net loss | $ (16,462) | $(76,781) |
| Interest expense | 16,422 | 7,277 |
| Depreciation, depletion and amortization | 71,886 | 28,363 |
| Amortization of deferred financing costs | 5,394 | 504 |
| Equity in income of joint ventures | (90) | — |
| Write-down of abandoned leases | 146 | — |
| Derivative fair value (gain) loss(1) | (10,238) | 32,571 |
| Net cash receipts (payments) on settled derivative instruments(1) | 5,302 | (11,773) |
| Restricted unit expense | 32,906 | 73,802 |
| Income tax benefit | (11,674) | 9,375 |
| Loss from sale of interest in gas properties | 4,230 | — |
| Loss on extinguishment of debt | — | 143 |
| Write-off of deferred financing costs | — | 836 |
| Exploration expenses | 9,951 | 486 |
| Adjusted EBITDAX | $107,773 | $ 64,803 |

(1)  The adjustments for the derivative fair value (gains) losses and net cash receipts on settled commodity derivative instruments have the effect of adjusting net income (loss) for changes in the fair value of derivative instruments, which are recognized at the end of each accounting period because we do not designate commodity derivative instruments as accounting hedges. This results in reflecting commodity derivative gains and losses within Adjusted EBITDAX on a cash basis during the period the derivatives settled.

**Production, Revenues and Price History**

The following table sets forth information regarding production, revenues and realized prices, and production costs on a pro forma basis for the year ended December 31, 2013 and three months ended March 31, 2014.

| | Rice Energy Inc. | |
| --- | --- | --- |
| | Pro Forma | |
| | Year Ended December 31, 2013 | Three Months Ended March 31, 2014 |
| | (unaudited) | |
| Natural gas sales (in thousands) | $178,524 | $102,402 |
| Production data (MMcf) (unaudited) | 45,881 | 18,801 |
| Average prices before effects of hedges per Mcf | $ 3.89 | 5.45 |
| Average realized prices after effects of hedges per Mcf(1) | $ 4.01 | 4.82 |
| **Average costs per Mcf(2)** | | |
| Lease operating | $ 0.36 | 0.30 |
| Gathering, compression and transportation | 0.55 | 0.45 |
| General and administrative | 0.44 | 0.62 |
| Depletion, depreciation and amortization | 1.57 | 1.51 |

(1) The effect of hedges includes realized gains and losses on commodity derivative transactions.

(2) Does not include production taxes and impact fees. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Principal Components of our Cost Structure."

**SELECTED HISTORICAL CONSOLIDATED AND UNAUDITED PRO FORMA FINANCIAL DATA**

The following table shows selected historical consolidated financial data of Rice Energy Inc. and the summary unaudited pro forma financial data for the periods and as of the dates indicated. Our historical results are not necessarily indicative of future operating results. The selected financial data presented below are qualified in their entirety by reference to, and should be read in conjunction with, "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere herein.

The selected historical consolidated financial data as of and for the years ended December 31, 2011, 2012 and 2013 are derived from the audited consolidated financial statements of Rice Energy included elsewhere in this prospectus. The summary historical statement of operations data for each of the three month periods ended March 31, 2014 and 2013 and the historical balance sheet data as of March 31, 2014 are derived from the unaudited consolidated financial statements of Rice Energy Inc. included elsewhere in this prospectus. The selected historical unaudited historical consolidated interim financial data has been prepared on a consistent basis with the audited consolidated financial statements of Rice Energy. In the opinion of management, such selected unaudited historical consolidated financial interim data reflects all adjustments (consisting of normal and recurring accruals) considered necessary to present our financial position for the periods presented. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the full year because of the impact of fluctuations in prices received from oil and natural gas, natural production declines, the uncertainty of exploration and development drilling results and other factors.

The summary unaudited pro forma consolidated statements of operations data for the year ended December 31, 2013 and three months ended March 31, 2014 has been prepared to give pro forma effect to (i) the Marcellus JV Buy-In and (ii) our IPO and the application of the net proceeds therefrom as if each had been completed as of January 1, 2013. Each of our IPO and the Marcellus JV Buy-In was completed prior to March 31, 2014 and is thus fully reflected in our historical consolidated balance sheet as of such date. The summary unaudited pro forma consolidated statements of operations data do not give pro forma effect to the Momentum Acquisition, the Senior Notes Offering or the pending Greene County Acquisition. These data are subject and give effect to the assumptions and adjustments described in the notes accompanying the unaudited pro forma financial statements included elsewhere in this prospectus. The summary unaudited pro forma consolidated financial data are presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had (i) the Marcellus JV Buy-In and (ii) our IPO and the application of the net proceeds therefrom been completed as of January 1, 2013, and do not purport to be indicative of statements of financial position or results of operations as of any future date or for any future period.

| | Rice Energy Inc. | | | | | Rice Energy Inc. Pro Forma | |
| | Year Ended December 31, | | | Three Months Ended March 31, | | Year Ended December 31, | Three Months Ended March 31, |
| | 2011 | 2012 | 2013 | 2013 | 2014 | 2013 | 2014 |
|---|---|---|---|---|---|---|---|
| *(in thousands, except per share data)* | | | | | | (unaudited) | |
| **Statement of operations data:** | | | | | | | |
| **Revenues:** | | | | | | | |
| Natural gas sales | $ 13,972 | $ 26,743 | $ 87,847 | $ 13,049 | $ 90,466 | $178,524 | $102,402 |
| Other revenue | — | 457 | 757 | 184 | — | 757 | — |
| Total revenues | 13,972 | 27,200 | 88,604 | 13,233 | 90,466 | 179,281 | 102,402 |
| **Operating expenses:** | | | | | | | |
| Lease operating | 1,617 | 3,688 | 8,309 | 1,236 | 5,187 | 16,502 | 5,607 |
| Gathering, compression and transportation | 540 | 3,754 | 9,774 | 1,528 | 7,130 | 25,437 | 8,520 |
| Production taxes and impact fees | — | 1,382 | 1,629 | 169 | 639 | 2,887 | 708 |
| Exploration | 660 | 3,275 | 9,951 | 898 | 486 | 9,951 | 486 |
| Restricted unit expense | 170 | — | 32,906 | — | 73,802 | 32,906 | 73,802 |
| General and administrative | 5,208 | 7,599 | 16,953 | 1,743 | 11,521 | 20,209 | 11,593 |
| Depreciation, depletion and amortization | 5,981 | 14,149 | 32,815 | 5,131 | 25,507 | 71,886 | 28,363 |
| Write-down of abandoned leases | 109 | 2,253 | — | — | — | 146 | — |
| Loss (gain) from sale of interest in gas properties | (1,478) | — | 4,230 | — | — | 4,230 | — |
| Total expenses | 12,807 | 36,100 | 116,567 | 10,705 | 124,272 | 184,154 | 129,079 |
| Operating income (loss) | 1,165 | (8,900) | (27,963) | 2,528 | (33,806) | (4,873) | (26,677) |
| Interest expense | (531) | (3,487) | (17,915) | (1,915) | (7,042) | (16,422) | (7,277) |
| Gain on purchase of Marcellus joint venture | — | — | — | — | 203,579 | — | — |
| Other income (expense) | 161 | 112 | (357) | 248 | 602 | (1,153) | 602 |
| Gain (loss) on derivative instruments | 574 | (1,381) | 6,891 | (4,993) | (20,380) | 10,238 | (32,571) |
| Amortization of deferred financing costs | (2,675) | (7,220) | (5,230) | (1,865) | (489) | (5,394) | (504) |
| Loss on extinguishment of debt | — | — | (10,622) | — | (143) | (10,622) | (143) |
| Write-off of deferred financing costs | — | — | — | — | (836) | — | (836) |
| Equity in income (loss) of joint ventures | 370 | 1,532 | 19,420 | (778) | (2,656) | 90 | — |
| Gain (loss) before income taxes | (936) | (19,344) | (35,776) | (6,775) | 138,829 | (28,136) | (67,406) |
| Income tax benefit (expense) | — | — | — | — | (9,375) | 11,674 | (9,375) |
| Net income (loss) | $ (936) | $ (19,344) | $ (35,776) | (6,775) | $ 129,454 | $ (16,462) | $ (76,781) |
| **Balance sheet data (at period end):** | | | | | | | |
| Cash | $ 4,389 | $ 8,547 | $ 31,612 | | $ 228,669 | | |
| Total property and equipment, net | 150,646 | 273,640 | 734,331 | | 1,229,230 | | |
| Total assets | 190,240 | 344,971 | 879,810 | | 1,888,743 | | |
| Total debt | 107,795 | 149,320 | 426,942 | | 303,927 | | |
| Total stockholders' capital | 46,821 | 138,191 | 298,647 | | 1,195,861 | | |
| **Net cash provided by (used in):** | | | | | | | |
| Operating activities | $ 5,131 | $ (3,014) | $ 33,672 | $ 9,565 | $ 35,544 | | |
| Investing activities | (79,245) | (119,973) | (458,595) | (27,623) | (251,290) | | |
| Financing activities | 73,447 | 127,145 | 447,988 | 21,933 | 412,803 | | |
| **Other financial data (unaudited):** | | | | | | | |
| Adjusted EBITDAX(1) | | | | | | $107,773 | $ 64,803 |
| Loss per share—basic | | | | | | (0.14) | (0.60) |
| Loss per share—diluted | | | | | | (0.14) | (0.60) |

(1) Adjusted EBITDAX is a non-GAAP financial measure. For a definition of Adjusted EBITDAX and a reconciliation of Adjusted EBITDAX to net income (loss), see "Prospectus Summary—Non-GAAP Financial Measure."

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. The following discussion contains "forward-looking statements" that reflect our future plans, estimates, beliefs and expected performance. We caution that assumptions, expectations, projections, intentions, or beliefs about future events may, and often do, vary from actual results and the differences can be material. Some of the key factors which could cause actual results to vary from our expectations include changes in natural gas prices, the timing of planned capital expenditures, availability of acquisitions, uncertainties in estimating proved reserves and forecasting production results, operational factors affecting the commencement or maintenance of producing wells, the condition of the capital markets generally, as well as our ability to access them, and uncertainties regarding environmental regulations or litigation and other legal or regulatory developments affecting our business, as well as those factors discussed below and elsewhere in this prospectus, all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. See "Cautionary Statement Regarding Forward-Looking Statements." Also, see the risk factors and other cautionary statements described under the heading "Risk Factors" included elsewhere in this prospectus. We do not undertake any obligation to publicly update any forward-looking statements except as otherwise required by applicable law.*

◀

## Overview

We are an independent natural gas and oil company engaged in the acquisition, exploration and development of natural gas and oil properties in the Appalachian Basin. We are focused on creating shareholder value by identifying and assembling a portfolio of low-risk assets with attractive economic profiles and leveraging our technical and managerial expertise to deliver industry-leading results. We strive to be an early entrant into the core of a shale play by identifying what we believe to be the core of the play and aggressively executing our acquisition strategy to establish a largely contiguous acreage position.

As of March 31, 2014, we held approximately 43,978 net acres in the southwestern core of the Marcellus Shale, primarily in Washington County, Pennsylvania. We established our Marcellus Shale acreage position through a combination of largely contiguous acreage acquisitions in 2009 and 2010 and through numerous bolt-on acreage acquisitions. In 2012, we acquired approximately 33,499 of our 46,700 net acres in the southeastern core of the Utica Shale, primarily in Belmont County, Ohio. We believe this area to be the core of the Utica Shale based on publicly available drilling results. We operate all of our acreage in the Marcellus Shale and a majority of our acreage in the Utica Shale.

Since completing our first horizontal well in October 2010, our pro forma average net daily production has grown approximately 105 times to 209 MMcf/d for the first quarter of 2014. We brought four net horizontal Marcellus wells online during the first quarter of 2014. As of March 31, 2014, we had 1,313 gross (752 net) risked drilling locations, consisting of 349 gross (325 net) in the Marcellus Shale, 753 gross (233 net) in the Utica Shale and 211 gross (194 net) in the Upper Devonian Shale.

As of December 31, 2013, our pro forma estimated proved reserves were 602 Bcf, all of which were in southwestern Pennsylvania, with 42% proved developed and 100% natural gas.

## Factors That Significantly Affect Our Financial Condition and Results of Operations

We derive substantially all of our revenues from the sale of natural gas that is produced from our interests in properties located in the Marcellus Shale. In the coming years, we expect to derive an increasing amount of our revenues from the sale of natural gas and, in a more limited amount, NGLs, that are produced from our interests in properties located in the Utica Shale. Our revenues, cash flow from operations and future growth depend

**Factors That Significantly Affect Comparability of Our Financial Condition and Results of Operations**

Our historical financial condition and results of operations for the periods presented may not be comparable, either from period to period or going forward, for the following reasons:

*Public Company Expenses*. As a result of our IPO, we will incur direct, incremental general and administrative ("G&A") expenses as a result of being a publicly traded company, including, but not limited to, costs associated with annual and quarterly reports to stockholders, tax return preparation, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and independent director compensation.

*Corporate Reorganization and Marcellus JV Buy-In*. The corporate reorganization constituted a common control transaction and the discussion in MD&A is contemplated as though this reorganization had occurred for the earliest period presented herein. The historical financial data may not give you an accurate indication of what our actual results would have been had the IPO and the Marcellus JV Buy-In been completed at the beginning of the periods presented or of what our future results of operations are likely to be. For example, concurrently with the closing of our IPO, we acquired Alpha Holdings' 50% interest in our Marcellus joint venture and, as a result, for periods following January 29, 2014, the complete results of operations of our Marcellus joint venture are consolidated into our results of operations, as opposed to periods prior to January 29, 2014, for which the results of operations of our Marcellus joint venture are not consolidated, but rather reflected as equity in income (loss) from our 50% equity investment therein.

*Income Taxes*. Although we are a corporation under the Internal Revenue Code subject to federal income taxes at a statutory rate of 35% of pretax earnings, we did not report any income tax benefit or expense for periods prior to the consummation of our IPO. Rice Drilling B, our accounting predecessor, is a limited liability company not subject to federal income taxes. However, in connection with the closing of the IPO, as a result of our corporate reorganization, we became a corporation subject to federal income tax and, as such, our future income taxes will be dependent upon our future taxable income. The change in tax status required the recognition of a deferred tax asset or liability for the initial temporary differences at the time of the change in status. Because we anticipate that our deductions primarily related to intangible drilling costs ("IDCs") will exceed 2014 earnings, we expect to generate significant net operating loss assets and deferred tax liabilities. The resulting deferred tax liability of approximately $164.5 million was recorded in equity at the date of IPO. No current tax expense was recorded as of the date of the change in status. For periods following completion of the IPO, we began recording a federal income tax liability associated with our status as a corporation.

*Increased Drilling Activity*. We brought four net horizontal Marcellus wells online during the first quarter of 2014 and expect to bring 33 net horizontal Marcellus wells online during the remainder of 2014. From 2010 through June 2013, we ran a two-rig drilling program. In June 2013, we began operating a four-rig drilling program (consisting of two tophole rigs and two horizontal rigs) on our Marcellus Shale properties. In the first quarter of 2014, we increased to a six-rig drilling program (consisting of three tophole rigs and three horizontal rigs), two of which are operating in the Utica Shale. We expect to continue to operate a six-rig drilling program through the remainder of 2014. We expect our future drilling activity will become increasingly weighted towards the development of our Utica Shale acreage. The costs and production associated with the wells we expect to drill in the Utica Shale may differ substantially from those we have historically drilled in the Marcellus Shale.

*Financing Arrangements*. In April 2013, we entered into our $300.0 million Second Lien Term Loan Facility agreement ("Second Lien Term Loan Facility"). Net proceeds of our Second Lien Term Loan Facility of $288.3 million after offering fees and expenses were used to repay existing debt of $176.1 million and to partially fund the acquisition of approximately 33,499 net acres in the Utica Shale in Belmont County, Ohio. As of March 31, 2014, Rice Drilling B had a balance of $293.3 million relating to the Second Lien Term Loan Facility, which includes borrowings outstanding of $297.0 million less a discount of $3.7 million.

| | Three Months Ended March 31, 2014 | | | |
|---|---|---|---|---|
| | Rice Energy Inc. | Consolidation of Marcellus JV Pro Forma Adjustments | Offering Pro Forma Adjustments | Pro Forma |
| | | (in thousands) | | |
| **Revenues:** | | | | |
| Natural gas sales .......................... | $ 90,466 | $ 11,936 | $ — | $102,402 |
| Total revenues .............................. | 90,466 | 11,936 | — | 102,402 |
| **Operating expenses:** | | | | |
| Lease operating .......................... | 5,187 | 420 | — | 5,607 |
| Gathering, compression and transportation ..... | 7,130 | 1,390 | — | 8,520 |
| Production taxes and impact fees ............ | 639 | 69 | — | 708 |
| Exploration ............................. | 486 | — | — | 486 |
| Incentive unit expense ..................... | 73,802 | — | — | 73,802 |
| General and administrative ................. | 11,521 | 72 | — | 11,593 |
| Depreciation, depletion and amortization ...... | 25,507 | 2,856 | — | 28,363 |
| Total operating expenses ...................... | 124,272 | 4,807 | — | 129,079 |
| Operating income (loss) ....................... | (33,806) | 7,129 | — | (26,677) |
| Interest expense ............................. | (7,042) | (235) | — | (7,277) |
| Gain on purchase of Marcellus joint venture ........ | 203,579 | — | (203,579) | — |
| Other income ............................... | 602 | — | — | 602 |
| Loss on derivative instruments .................. | (20,380) | (12,191) | — | (32,571) |
| Amortization of deferred financing costs .......... | (489) | (15) | — | (504) |
| Loss on extinguishment of debt .................. | (143) | — | — | (143) |
| Write-off of deferred financing costs ............. | (836) | — | — | (836) |
| Equity in loss of joint ventures .................. | (2,656) | — | 2,656 | — |
| Income (loss) before income taxes .............. | 138,829 | (5,312) | — | (67,406) |
| Income tax expense .......................... | (9,375) | — | — | (9,375) |
| Net income (loss) ............................ | $129,454 | $ (5,312) | $(200,923) | $ (76,781) |

## Historical Results of Operations

### *Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013*

Below are some highlights of our financial and operating results for the three months ended March 31, 2014:

- Our natural gas sales were $90.5 million in the three months ended March 31, 2014 compared to $13.0 million in the three months ended March 31, 2013.

- Our production volumes were 16,390 MMcf in the three months ended March 31, 2014 compared to 3,454 MMcf in the three months ended March 31, 2013.

- Our per unit cash production costs were $0.80 per Mcf in the three months ended March 31, 2014 compared to $0.85 per Mcf in the three months ended March 31, 2013.

- Our G&A expenses were $11.5 million in the three months ended March 31, 2014 compared to $1.7 million for the three months ended March 31, 2013.

The following tables set forth selected operating and financial data for the three months ended March 31, 2014 compared to the three months ended March 31, 2013:

| | Three Months Ended March 31, | | Amount of Change |
|---|---|---|---|
| | 2014 | 2013 | |
| **Natural gas sales (in thousands):** | $90,466 | $13,049 | $77,417 |
| **Production data (MMcf):** | 16,390 | 3,454 | 12,936 |
| **Average prices before effects of hedges per Mcf:** | $ 5.52 | $ 3.78 | $ 1.74 |
| **Average realized prices after effects of hedges per Mcf(2):** | $ 4.84 | $ 3.72 | $ 1.12 |
| **Average costs per Mcf:** | | | |
| Lease operating | $ 0.32 | $ 0.36 | $ (0.04) |
| Gathering, compression and transportation | 0.44 | 0.44 | — |
| Production taxes and impact fees | 0.04 | 0.05 | (0.01) |
| General and administrative | 0.70 | 0.51 | 0.19 |
| Depreciation, depletion and amortization | 1.56 | 1.49 | 0.07 |

(2) The effect of hedges includes realized gains and losses on commodity derivative transactions.

| | Three Months Ended March 31, | | Amount of Change |
|---|---|---|---|
| | 2014 | 2013 | |
| | (in thousands) | | |
| **Revenues:** | | | |
| Natural gas sales | $ 90,466 | $13,049 | $ 77,417 |
| Other revenue | — | 184 | (184) |
| Total revenues | 90,466 | 13,233 | 77,233 |
| **Operating expenses:** | | | |
| Lease operating | 5,187 | 1,236 | 3,951 |
| Gathering, compression and transportation | 7,130 | 1,528 | 5,602 |
| Production taxes and impact fees | 639 | 169 | 470 |
| Exploration | 486 | 898 | (412) |
| Incentive unit expense | 73,802 | — | 73,802 |
| General and administrative | 11,521 | 1,743 | 9,778 |
| Depreciation, depletion and amortization | 25,507 | 5,131 | 20,376 |
| Total operating expenses | 124,272 | 10,705 | 113,567 |
| Operating income (loss) | (33,806) | 2,528 | (36,334) |
| Interest expense | (7,042) | (1,915) | (5,127) |
| Gain on purchase of Marcellus joint venture | 203,579 | — | 203,579 |
| Other income | 602 | 248 | 354 |
| Loss on derivative instruments | (20,380) | (4,993) | (15,387) |
| Amortization of deferred financing costs | (489) | (1,865) | 1,376 |
| Loss on extinguishment of debt | (143) | — | (143) |
| Write-off of deferred financing costs | (836) | — | (836) |
| Equity in loss of joint ventures | (2,656) | (778) | (1,878) |
| Income (loss) before income taxes | 138,829 | (6,775) | 145,604 |
| Income tax expense | (9,375) | — | (9,375) |
| Net income (loss) | $129,454 | $ (6,775) | $136,229 |
| Earnings (loss) per share—basic | $ 1.12 | $ (0.11) | $ 1.23 |
| Earnings (loss) per share—diluted | $ 1.12 | $ (0.11) | $ 1.23 |

The following tables set forth selected operating and financial data for the year ended December 31, 2013 compared to the year ended December 31, 2012:

| | Year Ended December 31, | | Amount of Change |
|---|---|---|---|
| | 2013 | 2012 | |
| | (in thousands) | | |
| **Revenues:** | | | |
| Natural gas sales | $ 87,847 | $ 26,743 | $ 61,104 |
| Other revenue | 757 | 457 | 300 |
| Total revenues | 88,604 | 27,200 | 61,404 |
| **Operating expenses:** | | | |
| Lease operating | 8,309 | 3,688 | 4,621 |
| Gathering, compression and transportation | 9,774 | 3,754 | 6,020 |
| Production taxes and impact fees | 1,629 | 1,382 | 247 |
| Exploration | 9,951 | 3,275 | 6,676 |
| Restricted unit expense | 32,906 | — | 32,906 |
| General and administrative | 16,953 | 7,599 | 9,354 |
| Depreciation, depletion and amortization | 32,815 | 14,149 | 18,666 |
| Write-down of abandoned leases | — | 2,253 | (2,253) |
| Loss from sale of interest in gas properties | 4,230 | — | 4,230 |
| Total operating expenses | 116,567 | 36,100 | 80,467 |
| Operating loss | (27,963) | (8,900) | (19,063) |
| **Other income (expense):** | | | |
| Interest expense | (17,915) | (3,487) | (14,428) |
| Other income (expense) | (357) | 112 | (469) |
| Gain (loss) on derivative instruments | 6,891 | (1,381) | 8,272 |
| Amortization of deferred financing costs | (5,230) | (7,220) | 1,990 |
| Loss on extinguishment of debt | (10,622) | — | (10,622) |
| Equity in income of joint ventures | 19,420 | 1,532 | 17,888 |
| Total other expense | (7,813) | (10,444) | 2,631 |
| Net loss | $ (35,776) | $(19,344) | $(16,432) |
| **Natural gas sales (in thousands):** | | | |
| Rice Energy Inc. | $ 87,847 | $ 26,743 | $ 61,104 |
| Marcellus joint venture(1) | 45,339 | 13,142 | 32,197 |
| **Production data (MMcf):** | | | |
| *Rice Energy Inc.* | 22,995 | 8,769 | 14,226 |
| *Marcellus joint venture(1)* | 11,443 | 4,296 | 7,147 |
| **Average prices before effects of hedges per Mcf:** | | | |
| *Rice Energy Inc.* | $ 3.82 | $ 3.05 | $ 0.77 |
| *Marcellus joint venture* | 3.96 | 3.06 | 0.90 |
| **Average realized prices after effects of hedges per Mcf(2):** | | | |
| *Rice Energy Inc.* | $ 3.85 | $ 3.15 | $ 0.70 |
| *Marcellus joint venture* | 4.16 | 3.07 | 1.09 |
| **Average costs per Mcf:** | | | |
| *Rice Energy Inc.* | | | |
| Lease operating | $ 0.36 | $ 0.42 | $ (0.06) |
| Gathering, compression and transportation | 0.43 | 0.43 | |
| General and administrative | 0.74 | 0.87 | (0.13) |
| Depletion, depreciation and amortization | 1.43 | 1.61 | (0.18) |
| *Marcellus joint venture:* | | | |
| Lease operating | $ 0.36 | $ 0.39 | $ (0.03) |
| Gathering, compression and transportation | 0.68 | 0.78 | (0.10) |
| General and administrative | 0.14 | 0.24 | (0.10) |
| Depletion, depreciation and amortization | 1.09 | 1.10 | (0.01) |

The following table sets forth selected operating and financial data for the year ended December 31, 2012 compared to the year ended December 31, 2011:

| | Year Ended December 31, | | Amount of Change |
|---|---|---|---|
| | 2012 | 2011 | |
| | (in thousands) | | |
| **Revenues:** | | | |
| Natural gas sales | $ 26,743 | $13,972 | $ 12,771 |
| Other revenue | 457 | — | 457 |
| Total revenues | 27,200 | 13,972 | 13,228 |
| **Operating expenses:** | | | |
| Lease operating | 3,688 | 1,617 | 2,071 |
| Gathering, compression and transportation | 3,754 | 540 | 3,214 |
| Production taxes and impact fees | 1,382 | — | 1,382 |
| Exploration | 3,275 | 660 | 2,615 |
| Restricted unit expense | — | 170 | (170) |
| General and administrative | 7,599 | 5,208 | 2,391 |
| Depreciation, depletion and amortization | 14,149 | 5,981 | 8,168 |
| Write-down of abandoned leases | 2,253 | 109 | 2,144 |
| Gain from sale of interest in gas properties | — | (1,478) | 1,478 |
| Total operating expenses | 36,100 | 12,807 | 23,293 |
| Operating income (loss) | (8,900) | 1,165 | (10,065) |
| **Other income (expense):** | | | |
| Interest expense | (3,487) | (531) | (2,956) |
| Other income | 112 | 161 | (49) |
| Amortization of deferred financing costs | (7,220) | (2,675) | (4,545) |
| Gain (loss) on derivative instruments | (1,381) | 574 | (1,955) |
| Equity in income of joint ventures | 1,532 | 370 | 1,162 |
| Total other expenses | (10,444) | (2,101) | (8,343) |
| Net loss | $(19,344) | $ (936) | $(18,408) |
| **Natural gas sales (in thousands):** | | | |
| *Rice Energy Inc.* | $ 26,743 | $13,972 | $ 12,771 |
| *Marcellus joint venture(1)* | 13,142 | 2,872 | 10,270 |
| **Production data (MMcf):** | | | |
| *Rice Energy Inc.* | 8,769 | 3,392 | 5,377 |
| *Marcellus joint venture(1)* | 4,296 | 697 | 3,599 |
| **Average prices before effects of hedges per Mcf:** | | | |
| *Rice Energy Inc.* | $ 3.05 | $ 4.12 | $ (1.07) |
| *Marcellus joint venture* | 3.06 | 4.12 | (1.06) |
| **Average realized prices after effects of hedges per Mcf(2):** | | | |
| *Rice Energy Inc.* | $ 3.15 | $ 4.29 | $ (1.14) |
| *Marcellus joint venture* | 3.07 | 4.12 | (1.05) |
| **Average costs per Mcf:** | | | |
| *Rice Energy Inc.* | | | |
| Lease operating | $ 0.42 | $ 0.48 | $ (0.06) |
| Gathering, compression and transportation | 0.43 | 0.16 | 0.27 |
| General and administrative | 0.87 | 1.54 | (0.67) |
| Depletion, depreciation and amortization | 1.61 | 1.76 | (0.15) |
| *Marcellus joint venture:* | | | |
| Lease operating | $ 0.39 | $ 0.51 | $ (0.12) |
| Gathering, compression and transportation | 0.78 | 0.04 | 0.74 |
| General and administrative | 0.24 | 0.26 | (0.02) |
| Depletion, depreciation and amortization | 1.10 | 1.57 | (0.47) |

our reserves as of December 31, 2013 are filed as exhibits to this prospectus. See "—Preparation of Reserve Estimates" for definitions of proved reserves and the technologies and economic data used in their estimation.

The following table summarizes our historical and pro forma estimated proved reserves and related PV-10 at December 31, 2013 and 2012.

| | Natural Gas | | | | | |
|---|---|---|---|---|---|---|
| | Estimated Net Reserves (Bcf)(1) | | | | | |
| | As of December 31, 2013 | | | As of December 31, 2012 | | |
| | Rice Energy Inc. Pro Forma | Rice Energy Inc. | Marcellus Joint Venture(2) | Rice Energy Inc. Pro Forma | Rice Energy Inc. | Marcellus Joint Venture(2) |
| **Estimated Proved Reserves:** | | | | | | |
| Total proved reserves .................... | 602 | 382 | 110 | 561 | 304 | 128 |
| Total proved developed reserves ........... | 250 | 144 | 53 | 131 | 61 | 35 |
| Total proved developed producing reserves ........................ | 177 | 91 | 43 | 101 | 57 | 22 |
| Total proved developed non-producing reserves ........................ | 73 | 53 | 10 | 30 | 4 | 13 |
| Total proved undeveloped reserves ......... | 352 | 238 | 57 | 430 | 243 | 93 |
| Percent proved developed ................. | 42% | 38% | 48% | 23% | 20% | 27% |
| PV-10 of proved reserves (in millions)(3) .... | $709 | $417 | $146 | $245 | $102 | $ 71 |

(1)  Our historical and pro forma estimated proved reserves, PV-10 and standardized measure were determined using a 12-month average price for natural gas. The prices used in our reserve reports yield weighted average wellhead prices, which are based on index prices and adjusted for energy content, transportation fees and regional price differentials. The index prices and the equivalent wellhead prices are shown in the table below.

| | Index Prices—Natural Gas (per MMBtu) | | | Weighted Average Wellhead Prices— Natural Gas (per Mcf) | | |
|---|---|---|---|---|---|---|
| | Rice Energy Inc. Pro Forma | Rice Energy Inc. | Marcellus Joint Venture(2) | Rice Energy Inc. Pro Forma | Rice Energy Inc. | Marcellus Joint Venture(2) |
| December 31, 2013  ...... | 3.67 | 3.67 | 3.67 | 3.90 | 3.91 | 3.90 |
| December 31, 2012  ...... | 2.76 | 2.76 | 2.76 | 2.85 | 2.86 | 2.84 |

(2)  Amounts presented for our Marcellus joint venture give effect to our 50% equity investment in our Marcellus joint venture.

(3)  PV-10 is a non-GAAP financial measure and generally differs from standardized measure, the most directly comparable GAAP financial measure, because it does not include the effects of income taxes on future net revenues. However, the respective historical PV-10s and standardized measures of us and our Marcellus joint venture are equivalent because as of December 31, 2013 and 2012, we and our Marcellus joint venture were not subject to entity level taxation. Accordingly, no provision for federal or state corporate income taxes has been provided because taxable income is passed through to our respective equity holders. However, in connection with the closing of our IPO, as a result of our corporate reorganization, we became subject to federal income tax and, as such, our future income taxes will be dependent upon our future taxable income. We estimate that our pro forma standardized measure, our historical standardized measure and the historical standardized measure for our Marcellus joint venture as of December 31, 2013, would have been approximately $444 million, $269 million and $175 million, respectively, as adjusted to give effect to the present value of approximately $265 million, $148 million and $117 million, respectively, of future income taxes as a result of our being treated as a corporation for federal income tax purposes. We estimate that our pro forma standardized measure, our historical standardized measure and the historical standardized measure for our Marcellus joint venture as of December 31, 2012, would have been

94

approximately $163 million, $67 million and $96 million, respectively, as adjusted to give effect to the present value of approximately $84 million, $37 million and $47 million, respectively, of future income taxes as a result of our being treated as a corporation for federal income tax purposes. Neither PV-10 nor standardized measure represents an estimate of the fair market value of our natural gas properties. We and others in the industry use PV-10 as a measure to compare the relative size and value of proved reserves held by companies without regard to the specific tax characteristics of such entities.

*Proved Undeveloped Reserves*

Proved undeveloped reserves are included in the previous table of total proved reserves. The following table summarizes the changes in the estimated historical and pro forma proved undeveloped reserves of us and our Marcellus joint venture during 2013 and 2012 (in MMcf):

| | Rice Energy Inc. Pro Forma | Rice Energy Inc. | Marcellus joint venture(1) |
|---|---|---|---|
| **Proved undeveloped reserves, December 31, 2011** .............. | 294,857 | 207,599 | 43,629 |
| Conversions into proved developed reserves ............... | (33,908) | (15,120) | (9,394) |
| Extensions ........................................ | 330,851 | 164,561 | 83,145 |
| Price revisions ..................................... | (162,543) | (113,993) | (24,275) |
| **Proved undeveloped reserves, December 31, 2012** .............. | 429,257 | 243,047 | 93,105 |
| Conversions into proved developed reserves ............... | (156,136) | (79,266) | (38,435) |
| Extensions ........................................ | 105,366 | 65,744 | 19,811 |
| Price revisions ..................................... | (25,510) | 8,826 | (17,168) |
| **Proved undeveloped reserves, December 31, 2013** ............. | 352,977 | 238,351 | 57,313 |

(1) Amounts presented for our Marcellus joint venture give effect to our 50% equity investment in our Marcellus joint venture.

During 2013, on a pro forma basis, extensions, discoveries, and other additions of 105,366 MMcf proved undeveloped reserves were added through the drillbit in the Marcellus Shale. The negative revision was primarily due to four Marcellus joint venture wells being removed from our current development plan. During 2012, on a pro forma basis, extensions, discoveries, and other additions of 330,851 MMcf proved undeveloped reserves were added through the drillbit in the Marcellus Shale. Downward price revisions resulted in a reduction of proved undeveloped reserves by 162,543 MMcf.

During 2013, on a pro forma basis, we incurred costs of approximately $156.0 million to convert 156,136 MMcf of proved undeveloped reserves to proved developed reserves. During 2012, on a pro forma basis, we incurred costs of approximately $36.0 million to convert 33,908 MMcf of proved undeveloped reserves to proved developed reserves. Estimated future development costs relating to the development of our proved undeveloped reserves as of December 31, 2013 on a pro forma basis are approximately $313.0 million over the next five years, which we expect to finance through proceeds from our IPO, cash flow from operations, borrowings under our revolving credit facility and other sources of capital financing. Our drilling programs are focused on proving our undeveloped leasehold acreage through delineation drilling. While we will continue to drill leasehold delineation wells and build on our current leasehold position, we will also focus on drilling our proved undeveloped reserves. Based on our reserve reports as of December 31, 2013, we had 44 gross (39 net) pro forma locations in the Marcellus Shale associated with proved undeveloped reserves and 13 gross (12 net) locations in the Marcellus Shale associated with proved developed not producing reserves. All of our proved undeveloped reserves are expected to be developed over the next five years. See "Risk Factors—Risks Related to Our Business—The development of our estimated proved undeveloped reserves may take longer and may require higher levels of capital expenditures than we anticipate. Therefore, our estimated proved undeveloped reserves may not be ultimately developed or produced."

The following table sets forth information regarding production, revenues and realized prices and production costs on a historical basis for the years ended December 31, 2013, 2012 and 2011, for us and our Marcellus joint venture on a standalone basis and on a pro forma basis for the year ended December 31, 2013. Amounts shown for our Marcellus joint venture give effect to the 50% equity investment we held therein as of December 31, 2013. For additional information on price calculations, see information set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

| | For the Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2013 | 2012 | 2011 |
| **Natural gas sales (in thousands):** | | | |
| *Pro Forma Rice Energy Inc.* | $178,525 | | |
| *Rice Energy Inc.* | 87,847 | $26,743 | $13,972 |
| *Marcellus joint venture* | 45,339 | 13,142 | 2,872 |
| **Production data (MMcf):** | | | |
| *Pro Forma Rice Energy Inc.* | 45,881 | | |
| *Rice Energy Inc.* | 22,995 | 8,769 | 3,392 |
| *Marcellus joint venture* | 11,443 | 4,296 | 697 |
| Average prices before effects of hedges per Mcf: | | | |
| *Pro Forma Rice Energy Inc.* | $ 3.89 | | |
| *Rice Energy Inc.* | 3.82 | $ 3.05 | $ 4.12 |
| *Marcellus joint venture* | 3.96 | 3.06 | 4.12 |
| **Average realized prices after effects of hedges per Mcf(1):** | | | |
| *Pro Forma Rice Energy Inc.* | $ 4.01 | | |
| *Rice Energy Inc.* | 3.85 | $ 3.15 | $ 4.29 |
| *Marcellus joint venture* | 4.16 | 3.07 | 4.12 |
| **Average costs per Mcf(2):** | | | |
| *Pro Forma Rice Energy Inc.:* | | | |
| Lease operating | $ 0.36 | | |
| Gathering, compression and transportation | 0.55 | | |
| General and administrative | 0.44 | | |
| Depletion, depreciation and amortization | 1.57 | | |
| *Rice Energy Inc.:* | | | |
| Lease operating | $ 0.36 | $ 0.42 | $ 0.48 |
| Gathering, compression and transportation | 0.43 | 0.43 | 0.16 |
| General and administrative | 0.74 | 0.87 | 1.54 |
| Depletion, depreciation and amortization | 1.43 | 1.61 | 1.76 |
| *Marcellus joint venture:* | | | |
| Lease operating | $ 0.36 | $ 0.39 | $ 0.51 |
| Gathering, compression and transportation | 0.68 | 0.78 | 0.04 |
| General and administrative | 0.14 | 0.24 | 0.26 |
| Depletion, depreciation and amortization | 1.09 | 1.10 | 1.57 |

(1) The effect of hedges includes realized gains and losses on commodity derivative transactions.

(2) Does not include production taxes and impact fees. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Principal Components of our Cost Structure."

*Productive Wells*

As of March 31, 2014, we had a total of 41 gross (38.0 net) producing wells in the Marcellus Shale. We did not have interests in any wells producing oil or NGLs as of March 31, 2014.

# CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

## Historical Transactions with Affiliates

Since its inception, Rice Drilling B, our subsidiary, has issued additional membership interests as consideration for capital contributions received from Rice Appalachia. Capital contributions for the year ended December 31, 2013 and the year ended December 31, 2012 were $198.2 million and $113.0 million, respectively. Rice Appalachia made no capital contributions to Rice Drilling B for the year ended December 31, 2011 or for the three months ended March 31, 2014.

The capital contributions made by Rice Appalachia were the result of capital contributions made to Rice Appalachia by the following individuals and entities:

- Daniel J. Rice III: $0.2 million and $14.0 million for the years ended December 31, 2013 and 2012, respectively;

- Rice Partners: $49.9 million for the year ended December 31, 2012; and

- Natural Gas Partners $198.0 million and $99.0 million for the years ended December 31, 2013 and 2012, respectively.

In addition, Rice Drilling B paid legal fees of Natural Gas Partners totaling approximately $30 thousand and $0.4 million for the years ended December 31, 2013 and 2012, respectively, in connection with these transactions.

NGP received a put right with respect to their equity investment in Rice Drilling B (indirectly, through its investment in Rice Appalachia) which is contingently exercisable upon the occurrence of certain events. The earliest date that this put right could be exercised is January 25, 2017. The fair value of this put right is de minimis given the accretion in fair value of Rice Appalachia and this put right is no longer applicable following the completion of our IPO.

In prior periods, we reimbursed Rice Partners for expenses incurred on our behalf. General and administrative expenses incurred by Rice Partners and reimbursed by us were $9.3 million, $4.8 million and $3.1 million for the years ended December 31, 3013, 2012 and 2011, respectively. As of December 31, 2013 and 2012, $6.1 million and $2.5 million, respectively, of general and administrative expenses was due to Rice Partners and is recorded as due to affiliate on the consolidated balance sheet. This agreement was terminated prior to the closing of our IPO, and no general and administrative expenses incurred by Rice Partners were reimbursed us in the three months ended March 31, 2014.

We are reimbursed for costs incurred on behalf of our Marcellus joint venture. General and administrative expenses incurred by us and reimbursed by our Marcellus joint venture were $1.6 million, $1.3 million and $0.0 million for the years ended December 31, 2013, 2012 and 2011, respectively, and no amounts were reimbursed by our Marcellus joint venture for the three months ended March 31, 2014. As of December 31, 2012, we recorded a receivable from our Marcellus joint venture for $4.6 million representing leaseholds that were approved to be contributed to the joint venture. There was no such receivable as of December 31, 2013 or as of March 31, 2014.

In January 2010, Rice Energy Limited Partnership assigned its 100% membership interest in Rice Drilling C LLC ("Rice C") to Rice Drilling B. At the date of the transfer of membership interest, Rice C's assets consisted solely of approximately $0.9 million.

In November 2009, we entered into restricted unit agreements with an employee and certain consultants. Under separate and individual restricted unit agreements, the eligible employee and consultants were granted units which vest over a specified period of time. Each unit entitles the holder to an equity ownership in us. The restricted units are accounted for as liability awards, which require re-measurement each reporting period, as a

## LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

## EXPERTS

The consolidated financial statements of Rice Energy Inc. as of December 31, 2013 and 2012 and for each of the two years in the period ended December 31, 2013, appearing in this prospectus have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Countrywide Energy Services as of and for the periods ended December 31, 2012 and 2013 have been included in reliance upon the report of Grossman Yanak & Ford LLP, independent auditors, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Alpha Shale Resources, LP as of December 31, 2013 and 2012 and for each of the two years in the period ended December 31, 2013, appearing in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Alpha Shale Resources, LP as of December 31, 2011 and for the year ended December 31, 2011, appearing in this prospectus have been audited by Schneider Downs & Co., Inc., independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Estimates of our oil and natural gas reserves, related future net cash flows and the present values thereof related to our properties as of December 31, 2012 and 2013 included elsewhere in this prospectus were based upon reserve reports prepared by independent petroleum engineers, Netherland, Sewell and Associates, Inc. We have included these estimates in reliance on the authority of such firm as an expert in such matters.

Estimates of oil and natural gas reserves, related future net cash flows and the present values thereof related to the properties of Alpha Shale Resources, LP as of December 31, 2012 and 2013 included elsewhere in this prospectus were based upon reserve reports prepared by independent petroleum engineers, Netherland, Sewell and Associates, Inc. We have included these estimates in reliance on the authority of such firm as an expert in such matters.

**Rice Energy Inc.**
**Introduction to the Condensed Consolidated Financial Statements**
**(Unaudited)**

The unaudited condensed consolidated financial statements have been prepared on the fact that Rice Energy Inc. is treated as a corporation for federal income tax purposes. The unaudited condensed consolidated financial statements should be read in conjunction with the notes accompanying such unaudited condensed consolidated financial statements as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations," each included elsewhere in this prospectus. Please see "—Notes to Condensed Consolidated Financial Statements (Unaudited)—5. Acquisitions" for further details on the purchase price allocations and resulting impact on the corresponding condensed consolidated balance sheet and for the related pro forma information.

The unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2014 reflect the following transactions:

**Initial Public Offering**

On January 29, 2014, we completed our initial public offering ("IPO") of 50,000,000 shares of our $0.01 par value common stock, which included 30,000,000 shares sold by us, 14,000,000 shares sold by the selling stockholder and 6,000,000 shares sold subject to an option granted to the underwriters by the selling stockholder.

The net proceeds of our IPO, based on the public offering price of $21.00 per share, were approximately $993.5 million, which resulted in net proceeds to us of $593.6 million after deducting expenses and underwriting discounts and commissions of approximately $36.4 million and the net proceeds to the selling stockholder of approximately $399.0 million after deducting expenses and underwriting discounts of approximately $21.0 million. We did not receive any proceeds from the sale of the shares by the selling stockholder. A portion of the net proceeds from our IPO were used to repay all outstanding borrowings under the revolving credit facility of our Marcellus joint venture, to make a $100.0 million payment to Alpha Holdings in partial consideration for the Marcellus JV Buy-In (as defined below) and to repay all outstanding borrowings under our Senior Secured Revolving Credit Facility (as defined below). The remainder of the net proceeds from our IPO will be used to fund a portion of our capital expenditure plan.

**Corporate Reorganization**

A corporate reorganization occurred concurrently with the completion of our IPO on January 29, 2014. As a part of this corporate reorganization, we acquired all of the outstanding membership interests in Rice Appalachia in exchange for shares of our common stock. Our business continues to be conducted through Rice Drilling B, as a wholly owned subsidiary. Accordingly, this reorganization constituted a common control transaction and the accompanying consolidated financial statements are presented as though this reorganization had occurred for the earliest period presented.

Upon (a) completion of the IPO, (b) the issuance of (i) 43,452,550 shares of common stock to NGP Holdings, (ii) 20,300,923 shares of common stock to Rice Holdings, (iii) 2,356,844 shares of common stock to Daniel J. Rice III, (iv) 20,000,000 shares of common stock to Rice Partners, (v) 160,831 shares of common stock to the persons holding incentive units representing interests in Rice Appalachia and (vi) 1,728,852 shares of common stock to the members of Rice Drilling B (other than Rice Appalachia), each of which were issued by us in connection with the closing of the IPO, and (c) the issuance of 9,523,810 shares of common stock to Alpha Holdings in connection with the completion of the Marcellus JV Buy-In, we had 127,523,810 shares of common stock outstanding.

# Rice Energy Inc.
## Condensed Consolidated Balance Sheets
### (Unaudited)

|  | March 31, 2014 | December 31, 2013 |
|---|---|---|
|  | (in thousands) | |
| **Assets** | | |
| Current assets: | | |
| Cash | $ 228,669 | $ 31,612 |
| Restricted cash | — | 8,268 |
| Accounts receivable | 68,216 | 31,765 |
| Receivable from affiliate | 159 | 2,244 |
| Prepaid expenses and other | 5,916 | 863 |
| Total current assets | 302,960 | 74,752 |
| Investments in joint ventures | — | 49,814 |
| Gas collateral account | 3,995 | 3,700 |
| Proved natural gas properties, net | 589,986 | 270,523 |
| Unproved natural gas properties | 632,119 | 457,836 |
| Property and equipment, net | 7,125 | 5,972 |
| Deferred financing costs, net | 8,796 | 12,292 |
| Goodwill | 338,036 | — |
| Derivative assets | 5,726 | 4,921 |
| Total assets | $1,888,743 | $879,810 |
| **Liabilities and stockholders' equity** | | |
| Current liabilities: | | |
| Current portion of long-term debt | $ 13,086 | $ 20,120 |
| Accounts payable | 72,456 | 51,219 |
| Royalties payable | 33,499 | 9,393 |
| Accrued capital expenditures | 39,628 | 16,753 |
| Other accrued liabilities | 12,937 | 8,533 |
| Leasehold payable | 6,144 | 18,606 |
| Derivative liabilities | 23,987 | 965 |
| Payable to affiliate | 2 | 6,148 |
| Operated prepayment liability | 2,456 | 1,201 |
| Total current liabilities | 204,195 | 132,938 |
| Long-term liabilities: | | |
| Long-term debt | 290,841 | 406,822 |
| Leasehold payable | 1,064 | 1,675 |
| Deferred tax liabilities | 191,813 | — |
| Restricted units | — | 36,306 |
| Other long-term liabilities | 4,969 | 3,422 |
| Total liabilities | 692,882 | 581,163 |
| Stockholders' equity | 1,195,861 | 298,647 |
| Total liabilities and stockholders' equity | $1,888,743 | $879,810 |

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

**Rice Energy Inc.**
**Condensed Consolidated Statements of Operations**
**(Unaudited)**

| | Three Months Ended March 31, | |
|---|---|---|
| | 2014 | 2013 |
| | (in thousands) | |
| **Revenues:** | | |
| Natural gas sales | $ 90,466 | $13,049 |
| Other revenue | — | 184 |
| Total revenues | 90,466 | 13,233 |
| **Operating expenses:** | | |
| Lease operating | 5,187 | 1,236 |
| Gathering, compression and transportation | 7,130 | 1,528 |
| Production taxes and impact fees | 639 | 169 |
| Exploration | 486 | 898 |
| Incentive unit expense | 73,802 | — |
| General and administrative | 11,521 | 1,743 |
| Depreciation, depletion and amortization | 25,507 | 5,131 |
| Total operating expenses | 124,272 | 10,705 |
| Operating income (loss) | (33,806) | 2,528 |
| Interest expense | (7,042) | (1,915) |
| Gain on purchase of Marcellus joint venture | 203,579 | — |
| Other income | 602 | 248 |
| Loss on derivative instruments | (20,380) | (4,993) |
| Amortization of deferred financing costs | (489) | (1,865) |
| Loss on extinguishment of debt | (143) | — |
| Write-off of deferred financing costs | (836) | — |
| Equity in loss of joint ventures | (2,656) | (778) |
| Income (loss) before income taxes | 138,829 | (6,775) |
| Income tax expense | (9,375) | — |
| Net income (loss) | $129,454 | $ (6,775) |
| | | |
| Earnings (loss) per share - basic | $ 1.12 | $ (0.11) |
| Earnings (loss) per share - diluted | $ 1.12 | $ (0.11) |
| Weighted average pro forma common shares outstanding: | | |
| Basic | 115,363 | |
| Diluted | 115,909 | |
| Pro forma income tax benefit | $ 5,560 | |
| Pro forma net income | $135,014 | |
| Pro forma net income per common share: | | |
| Basic | $ 1.17 | |
| Diluted | $ 1.16 | |

# Rice Energy Inc.
## Condensed Consolidated Statements of Cash Flows
### (Unaudited)

|  | Three Months Ended March 31, | |
|---|---:|---:|
|  | 2014 | 2013 |
|  | (in thousands) | |
| **Cash flows from operating activities:** | | |
| Net income (loss) | $ 129,454 | $ (6,775) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | |
| Depreciation, depletion and amortization | 25,507 | 5,131 |
| Amortization of deferred financing costs | 489 | 1,865 |
| Incentive unit expense | 73,802 | — |
| Write-off of deferred financing costs | 836 | — |
| Loss on extinguishment of debt | 143 | — |
| Derivative instruments fair value loss | 20,380 | 4,993 |
| Income tax expense | 9,375 | — |
| Fair value gain on purchase of Marcellus joint venture | (203,579) | — |
| Equity in loss of joint ventures | 2,656 | 778 |
| (Increase) decrease in: | | |
| Accounts receivable | (21,059) | (52) |
| Receivable from affiliate | 2,096 | 7,025 |
| Gas collateral account | — | (1,500) |
| Prepaid expenses and other | (4,963) | (378) |
| Cash payments for settled derivatives | (11,158) | (206) |
| Increase (decrease) in: | | |
| Accounts payable | (860) | 453 |
| Royalties payable | 16,197 | 1,178 |
| Other accrued expenses | 5,871 | (970) |
| Payable to affiliate | (9,643) | (1,977) |
| Net cash provided by operating activities | 35,544 | 9,565 |
| **Cash flows from investing activities:** | | |
| Capital expenditures for natural gas properties | (178,445) | (27,583) |
| Acquisition of Marcellus joint venture, net of cash acquired | (82,766) | — |
| Capital expenditures for property and equipment | (1,342) | (40) |
| Proceeds from sale of interest in gas properties | 11,263 | — |
| Net cash used in investing activities | (251,290) | (27,623) |
| **Cash flows from financing activities:** | | |
| Proceeds from borrowings | — | 25,000 |
| Repayments of debt obligations | (192,114) | (193) |
| Restricted cash for convertible debt | 8,268 | — |
| Debt issuance costs | (446) | (607) |
| Repurchase of common stock | — | (2,267) |
| Costs relating to initial public offering | (1,405) | — |
| Proceeds from issuance of common stock sold in initial public offering, net of underwriting fees | 598,500 | — |
| Net cash provided by financing activities | 412,803 | 21,933 |
| Net increase in cash | 197,057 | 3,875 |
| Cash at the beginning of the year | 31,612 | 8,547 |
| Cash at the end of the year | $ 228,669 | $ 12,422 |

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

# Rice Energy Inc.
## Statements of Condensed Consolidated Equity
### (Unaudited)

| | Common Stock ($0.01 par) | Additional Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| | (in thousands) | | | |
| Balance, January 1, 2013 ................... | $622 | $166,900 | $(29,331) | $138,191 |
| Capital contributions, net ............... | — | 64 | — | 64 |
| Consolidated net loss ................... | — | — | (6,775) | (6,775) |
| Balance, March 31, 2013 ................... | $622 | $166,964 | $(36,106) | $131,480 |

| | Common Stock ($0.01 par) | Additional Paid-in Capital | Accumulated (Deficit) Earnings | Total |
|---|---|---|---|---|
| | (in thousands) | | | |
| Balance, January 1, 2014 ........................... | $ 880 | $ 362,875 | $ (65,108) | $ 298,647 |
| Shares of common stock sold in initial public offering, net of offering costs ......................... | 300 | 593,120 | — | 593,420 |
| Shares of common stock issued in purchase of Marcellus joint venture ................................ | 95 | 221,905 | — | 222,000 |
| Conversion of restricted units into shares of common stock at IPO ................................. | — | 36,306 | — | 36,306 |
| Conversion of convertible debentures into shares of common stock after IPO ....................... | 6 | 6,599 | — | 6,605 |
| Conversion of warrants into shares of common stock after IPO .................................... | 1 | 39 | — | 40 |
| Incentive unit compensation ...................... | — | 73,802 | — | 73,802 |
| Restricted stock compensation .................... | — | 91 | — | 91 |
| Tax impact of initial public offering and corporate reorganization ................................ | — | (164,504) | — | (164,504) |
| Consolidated net income ........................ | — | — | 129,454 | 129,454 |
| Balance, March 31, 2014 ........................... | $1,282 | $1,130,233 | $ 64,346 | $1,195,861 |

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

**Rice Energy Inc.**
**Notes to Condensed Consolidated Financial Statements**
**(Unaudited)**

## 1.  Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of Rice Energy Inc. have been prepared by the Company's management in accordance with generally accepted accounting principles in the United States ("GAAP") for interim financial information and applicable rules and regulations promulgated under the Exchange Act. Accordingly, they do not include all of the information and footnotes required by GAAP for annual financial statements. The unaudited condensed consolidated financial statements included herein contain all adjustments which are, in the opinion of management, necessary to present fairly the Company's financial position as of March 31, 2014 and its condensed consolidated statements of operations for the three months ended March 31, 2014 and 2013 and of cash flows for the three months ended March 31, 2014 and 2013. The condensed consolidated statements of operations for the three months ended March 31, 2014 and 2013 are not necessarily indicative of the results to be expected for future periods.

### Corporate Reorganization

A corporate reorganization occurred concurrently with the completion of our IPO on January 29, 2014. As a part of this corporate reorganization, we acquired all of the outstanding membership interests in Rice Appalachia in exchange for shares of our common stock. Our business continues to be conducted through Rice Drilling B, as a wholly owned subsidiary. As of January 29, 2014, upon (a) the completion of the IPO, (b) the issuance of (i) 43,452,550 shares of common stock to NGP Holdings, (ii) 20,300,923 shares of common stock to Rice Holdings, (iii) 2,356,844 shares of common stock to Daniel J. Rice III, (iv) 20,000,000 shares of common stock to Rice Partners, (v) 160,831 shares of common stock to the persons holding incentive units representing interests in Rice Appalachia and (vi) 1,728,852 shares of common stock to the members of Rice Drilling B (other than Rice Appalachia), each of which were issued by us in connection with the closing of the IPO, and (c) the issuance of 9,523,810 shares of common stock to Alpha Holdings in connection with the completion of the Marcellus JV Buy-In, we had 127,523,810 shares of common stock outstanding.

Accordingly, this reorganization constituted a common control transaction and the accompanying consolidated financial statements are presented as though this reorganization had occurred for the earliest period presented. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes therein for the year ended December 31, 2013, as filed with the Securities and Exchange Commission by the Company in its 2013 Annual Report.

## 2.  Long-Term Debt

Long-term debt consists of the following as of March 31, 2014 and December 31, 2013 (in thousands):

| Description | March 31, 2014 | December 31, 2013 |
| --- | --- | --- |
| **Long-term Debt** | | |
| Debentures (a) | $  — | $   6,890 |
| Second Lien Term Loan Facility (b)(1) | 293,280 | 293,821 |
| NPI Note, due June 2014(2) | 8,286 | 8,028 |
| Senior Secured Revolving Credit Facility (c) | — | 115,000 |
| Other | 2,361 | 3,203 |
| Total debt | $303,927 | $426,942 |
| Less current portion | 13,086 | 20,120 |
| Long-term debt | $290,841 | $406,822 |

served as the management team of the Marcellus joint venture, providing it with familiarity with its assets and operations. As a result of these factors, the excess purchase price over net assets and liabilities assumed of $338.0 million was allocated to goodwill.

The purchase price allocation and resulting impact on the corresponding condensed consolidated balance sheet relating to the Marcellus JV Buy-In is as follows:

| (in thousands) | |
| --- | --- |
| Financial assets | $ 34,242 |
| Proved natural gas properties, net | 288,000 |
| Unproved natural gas properties | 55,000 |
| Goodwill | 338,036 |
| Financial liabilities | (49,313) |
| Long-term debt | (75,400) |
| Deferred tax liability | (17,933) |
| Total identifiable net assets | $572,632 |
| Cash paid for acquisitions | $100,000 |
| Fair value of equity issued | 222,000 |
| Fair value of pre-existing equity investment Total consideration | 250,632 |
| | $572,632 |

Subsequent to the completion of the Marcellus JV Buy-In and excluding the related gain of $203.6 million recorded at January 29, 2014, the 100%-owned Marcellus joint venture contributed the following to the Company's consolidated operating results for the three months ended March 31, 2014:

| | Three Months Ended March 31, 2014 |
| --- | --- |
| | (in thousands) |
| Revenue | $34,935 |
| Net income | $29,467 |

## Pro Forma Information (Unaudited)

The following unaudited pro forma combined financial information presents the Company's results as though the Marcellus JV Buy-In has been completed at January 1, 2014 and January 1, 2013, respectively.

| | Three Months Ended March 31, 2014 (Pro Forma) | Three Months Ended March 31, 2013 (Pro Forma) |
| --- | --- | --- |
| | (in thousands, except per share data) | |
| Pro forma net revenues | $102,402 | $30,172 |
| Pro forma net income (loss) | $ (76,781) | $ (7,762) |
| Pro forma loss per share (basic) | $ (0.60) | $ (0.08) |
| Pro forma loss per share (diluted) | $ (0.60) | $ (0.08) |

## Momentum Acquisition

On February 12, 2014, the Company, through its indirect wholly-owned subsidiary Rice Poseidon Midstream LLC, a Delaware limited liability company ("Rice Poseidon"), entered into a purchase and sale agreement with M3 Appalachia Gathering LLC, a Delaware limited liability company ("M3"), to acquire (the

the grant date for purposes of computing diluted EPS even though their exercise is contingent upon vesting. The following is a calculation of the basic and diluted weighted-average number of shares of common stock outstanding and EPS for the three months ended March 31, 2014. As indicated in Note 1, our corporate reorganization was considered a transaction amongst entities under common control. Therefore, the weighted average shares used in our EPS calculation assumes that the Rice Energy Inc. corporate structure was in place for all periods presented.

| | Three Months Ended March 31, 2014 | Three Months Ended March 31, 2013 |
|---|---|---|
| | (in thousands, except per share data) | |
| **Income (loss) (numerator):** | | |
| Net income (loss) | $129,454 | $ (6,775) |
| **Weighted-average shares (denominator):** | | |
| Weighted-average number of shares of common stock—basic | 115,363 | 62,218 |
| Weighted-average number of shares of common stock—diluted | 115,909 | 62,218 |
| **Earnings (loss) per share:** | | |
| Basic | $ 1.12 | $ (0.11) |
| Diluted | $ 1.12 | $ (0.11) |

Earnings per share data set forth above has been corrected for certain immaterial errors and, accordingly, does not agree to previously issued financial information.

## 11. Income Taxes

At the date of IPO, Rice Energy indirectly owned 100% of Rice Drilling B and its subsidiaries. Rice Drilling B was a limited liability company not subject to federal income taxes before IPO. However, in connection with the closing of the IPO, as a result of our corporate reorganization, the Company became a corporation subject to federal income tax and, as such, our future income taxes will be dependent upon our future taxable income. The change in tax status requires the recognition of a deferred tax asset or liability for the initial temporary differences at the time of the change in status. The resulting deferred tax liability of approximately $164.5 million was recorded in equity at the date of the completion of the IPO as it represents a transaction among shareholders. Additionally, we have presented pro forma EPS for periods prior to our IPO assuming a statutory rate as presented in the accompanying consolidated statement of operations.

Based on management's analysis, the Company did not have any uncertain tax positions as of March 31, 2014 and December 31, 2013.

## 12. New Accounting Pronouncements

In February 2013, the FASB issued ASU, No. 2013-04, "Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date," or ASU No. 2013-04. ASU 2013-04 requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. ASU 2013-04 also requires the nature and amount of the obligation as well as other information about those obligations to be disclosed. ASU 2013-04 is effective for fiscal and interim periods within those years, beginning after December 15, 2013 and should be applied retrospectively. The Company adopted this guidance effective January 1, 2014. Please refer to Note 2 and Note 13 for the required disclosure.

# RICE ENERGY INC.
## PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
### (UNAUDITED)

## Introduction

The following unaudited pro forma condensed consolidated statements of operations of Rice Energy Inc. for the year ended December 31, 2013 and the three months ended March 31, 2014 are derived from the historical financial statements of Rice Energy Inc. and Alpha Shale Resources, LP, set forth elsewhere in this prospectus and are qualified in their entirety by reference to such historical financial statements and related notes contained therein. These unaudited pro forma condensed consolidated financial statements have been prepared to reflect our acquisition of a 50% interest in our Marcellus joint venture and our initial public offering, each of which is described below.

## Initial Public Offering

On January 29, 2014, we completed our IPO of 50,000,000 shares of our $0.01 par value common stock, which included 30,000,000 shares sold by us, 14,000,000 shares sold by the selling stockholder and 6,000,000 shares subject to an option granted to the underwriters by the selling stockholder.

The net proceeds of our IPO, based on the public offering price of $21.00 per share, were approximately $993.5 million, which resulted in net proceeds to us of $593.6 million after deducting estimated expenses and underwriting discounts and commissions of approximately $36.4 million and the net proceeds to the selling stockholders of approximately $399.0 million after deducting estimated expenses and underwriting discounts of approximately $21.0 million. We did not receive any proceeds from the sale of the shares by the selling stockholder. A portion of the net proceeds from our IPO were used to repay all outstanding borrowings under the revolving credit facility of our Marcellus joint venture, to make a $100.0 million payment to Alpha Holdings in partial consideration for the Marcellus JV Buy-In and to repay all outstanding borrowings under our revolving credit facility. The remainder of the net proceeds from our IPO will be used to fund a portion of our capital expenditure plan.

## Marcellus JV Buy-In

On January 29, 2014, in connection with the closing of the IPO and pursuant to the Transaction Agreement between us and Alpha Holdings dated as of December 6, 2013 (the "Transaction Agreement"), we completed our acquisition of Alpha Holdings' 50% interest in our Marcellus joint venture in exchange for total consideration of $322 million, consisting of $100 million of cash and our issuance to Alpha Holdings of 9,523,810 shares of our common stock.

The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2013 and the three months ended March 31, 2014 were derived by adjusting the historical audited and unaudited financial statements of Rice Energy Inc. The adjustments are based upon information available as of August [•], 2014, and certain estimates and assumptions. Actual effects of the transactions may differ from the pro forma adjustments. Management believes, however, that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments are factually supportable and give appropriate effect to those assumptions and are properly applied in the unaudited pro forma financial data.

The pro forma adjustments have been prepared as if the Marcellus JV Buy-In and our IPO had each taken place as of January 1, 2013. The unaudited pro forma condensed consolidated financial statements have been prepared on the fact that Rice Energy Inc. is treated as a corporation for federal income tax purposes. The unaudited pro forma condensed consolidated statements of operations should be read in conjunction with the notes accompanying such unaudited pro forma statements of operations and with the historical audited financial statements of Rice Energy Inc. and Alpha Shale Resources, LP and related notes, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations," each included elsewhere in this prospectus.

The unaudited pro forma condensed consolidated statements of operations give pro forma effect to the following adjustments, among others:

- the acquisition of a 50% interest in our Marcellus joint venture from our joint venture partner in return for 9,523,810 shares of common stock of Rice Energy Inc. and $100 million in cash;

- the repayment of all outstanding borrowings under the revolving credit facility of us and our Marcellus joint venture; and

- the issuance by Rice Energy Inc. of 30,000,000 million common shares in the offering and the use of the net proceeds therefrom.

The unaudited pro forma condensed consolidated statements of operations exclude certain transaction costs, such as costs associated with the IPO that were not capitalized as part of the IPO. The unaudited pro forma condensed consolidated financial data are presented for illustrative purposes only and do not purport to indicate the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the transactions described above been consummated on the dates or for the periods presented.

The unaudited pro forma condensed consolidated statements of operations constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements," included elsewhere in this prospectus.

# RICE ENERGY INC.
## PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
## YEAR ENDED DECEMBER 31, 2013
### (Unaudited)

| (in thousands, except per share data) | Historical Rice Energy Inc. | Consolidation of Marcellus JV Pro Forma Adjustments (a) | Offering Pro Forma Adjustments | Pro Forma Rice Energy Inc. |
|---|---|---|---|---|
| **Revenues:** | | | | |
| Natural gas sales | $ 87,847 | $ 90,677 | $ — | $178,524 |
| Other revenue | 757 | — | — | 757 |
| Total revenues | 88,604 | 90,677 | — | 179,281 |
| **Operating expenses:** | | | | |
| Lease operating | 8,309 | 8,193 | — | 16,502 |
| Gathering, compression and transportation | 9,774 | 15,663 | — | 25,437 |
| Production taxes and impact fees | 1,629 | 1,258 | — | 2,887 |
| Exploration | 9,951 | — | — | 9,951 |
| Restricted unit expense | 32,906 | — | — | 32,906 |
| General and administrative | 16,953 | 3,256 | — | 20,209 |
| Depreciation, depletion and amortization | 32,815 | 39,071(b) | — | 71,886 |
| Loss on impairment of natural gas properties | — | 146 | — | 146 |
| Loss from sale of interest in gas properties | 4,230 | — | — | 4,230 |
| Total operating expenses | 116,567 | 67,587 | — | 184,154 |
| Operating income (loss) | (27,963) | 23,090 | — | (4,873) |
| Interest income (expense) | (17,915) | (880) | 2,373(d) | (16,422) |
| Other expense | (357) | (796) | — | (1,153) |
| Gain on derivative instruments | 6,891 | 3,347 | — | 10,238 |
| Amortization of deferred financing costs | (5,230) | (164) | — | (5,394) |
| Loss on extinguishment of debt | (10,622) | — | — | (10,622) |
| Equity in income (loss) of joint ventures | 19,420 | (19,330) | — | 90 |
| Income (loss) before income taxes | (35,776) | 5,267 | 2,373 | (28,136) |
| Income tax benefit | — | — | 11,674(c) | 11,674 |
| Net income (loss) | $ (35,776) | $ 5,267 | $14,047 | $ (16,462) |
| Loss per share—basic | | | | $ (0.14) |
| Loss per share—diluted (e) | | | | $ (0.14) |

*See accompanying Notes to Pro Forma Financial Data (Unaudited).*

**RICE ENERGY INC.**
**PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2014**

| (in thousands, except per share data) | Rice Energy Inc. (b)(c) | Consolidation of Marcellus JV Pro Forma Adjustments (a) | Offering Pro Forma Adjustments | Pro Forma Rice Energy Inc. |
|---|---|---|---|---|
| **Revenues:** | | | | |
| Natural gas sales . . . . . . . . . . . . . . . . . . | $ 90,466 | $ 11,936 | $    — | $102,402 |
| Total revenues . . . . . . . . . . . . . . . . . . . . . . . . | 90,466 | 11,936 | — | 102,402 |
| **Operating expenses:** | | | | |
| Lease operating . . . . . . . . . . . . . . . . . . . . | 5,187 | 420 | — | 5,607 |
| Gathering, compression and transportation . . . . . . . . . . . . . . . . . . . | 7,130 | 1,390 | — | 8,520 |
| Production taxes and impact fees . . . . . . | 639 | 69 | — | 708 |
| Exploration . . . . . . . . . . . . . . . . . . . . . . | 486 | — | — | 486 |
| Restricted unit expense . . . . . . . . . . . . . . | 73,802 | — | — | 73,802 |
| General and administrative . . . . . . . . . . . | 11,521 | 72 | — | 11,593 |
| Depreciation, depletion and amortization . . . . . . . . . . . . . . . . . . . . | 25,507 | 2,856 | — | 28,363 |
| Total operating expenses . . . . . . . . . . . . . . | 124,272 | 4,807 | — | 129,079 |
| Operating income (loss) . . . . . . . . . . . . . . . . | (33,806) | 7,129 | — | (26,677) |
| Interest expense . . . . . . . . . . . . . . . . . . . . . . | (7,042) | (235) | — | (7,277) |
| Gain on purchase of Marcellus joint venture . . . . . . . . . . . . . . . . . . . . . . . . . . | 203,579 | — | (203,579) | — |
| Other income . . . . . . . . . . . . . . . . . . . . . . . | 602 | — | — | 602 |
| Loss on derivative instruments . . . . . . . . . . | (20,380) | (12,191) | — | (32,571) |
| Amortization of deferred financing costs . . . . | (489) | (15) | — | (504) |
| Loss on extinguishment of debt . . . . . . . . . . | (143) | — | — | (143) |
| Write-off of deferred financing costs . . . . . . . | (836) | — | — | (836) |
| Equity in loss of joint ventures . . . . . . . . . . . | (2,656) | — | 2,656 | — |
| Income (loss) before income taxes . . . . . . . . . | 138,829 | (5,312) | — | (67,406) |
| Income tax expense . . . . . . . . . . . . . . . . . . . . | (9,375) | — | — | (9,375) |
| Net income (loss) . . . . . . . . . . . . . . . . . . . . . | $129,454 | $ (5,312) | $(200,923) | $ (76,781) |
| Loss per share—basic . . . . . . . . . . . . . . . . . . . | | | | $ (0.60) |
| Loss per share—diluted(e) . . . . . . . . . . . . . . . | | | | $ (0.60) |

*See accompanying Notes to Pro Forma Financial Data (Unaudited).*

**RICE ENERGY INC.**
**NOTES TO PRO FORMA FINANCIAL DATA**
**(Unaudited)**

**1. Basis of Presentation, Transactions and this Offering**

The historical financial information is derived from the historical financial statements of Rice Energy Inc. The pro forma adjustments have been prepared as if the Marcellus JV Buy-In and the IPO described in this prospectus had each taken place as of January 1, 2013. The adjustments are based on information available as of August 4, 2014, and certain estimates and assumptions and therefore the actual effects of these transactions will differ from the pro forma adjustments.

**2. Pro Forma Condensed Consolidated Statement of Operations Adjustments and Assumptions— Unaudited**

The adjustments are based on information available as of August 4, 2014, and certain estimates and assumptions and therefore the actual effects of these transactions will differ from the pro forma adjustments. A description of these transactions and adjustments is provided as follows:

(a) Reflects the consolidation of Alpha Shale Resources, L.P. and elimination of the investment in joint ventures associated therewith as a result of the Marcellus JV Buy-In.

(b) Reflects the impact of applying purchase accounting to the acquisition of Alpha Shale Resources, L.P. The assigned fair values are subject to final purchase accounting valuation adjustments under GAAP and may change.

(c) Reflects estimated incremental income tax provision assuming the earnings of Rice Energy Inc. and Alpha Shale Resources, L.P. had been subject to federal income tax as a subchapter C corporation using an effective tax rate of approximately 41%. This rate is inclusive of federal, state and local income taxes.

(d) Reflects the elimination of interest expense related to the revolving credit facilities of Rice Drilling B, LLC and Alpha Shale Resources, L.P., which were repaid in full in connection with the IPO, partially offset by an increase in unused commitment fees related to the revolving credit facility of Rice Drilling B, LLC.

(e) Reflects basic and diluted income per common share giving effect to (i) the issuance of 9,523,810 shares of common stock to Alpha Holdings as partial consideration of the Marcellus JV Buy-In and (ii) the issuance of 30,000,000 shares of common stock in the IPO. As we incurred a loss for the period presented, no dilutive impact occurred.

**3. Income Taxes—Unaudited**

At the date of IPO, Rice Energy Inc. owned 100% of Rice Drilling B and Subsidiaries. Rice Drilling B was a limited liability company not subject to federal income taxes before IPO. However, in connection with the closing of the IPO, as a result of our corporate reorganization, we became a corporation subject to federal income tax and, as such, our future income taxes will be dependent upon our future taxable income. The change in tax status would require the recognition of a deferred tax asset or liability for the initial temporary differences at the time of the change in status. The resulting deferred tax liability is approximately $145.1 million.

No current tax expense would result as of the date of the change in status. The recognition of the initial deferred tax liability will be recorded in equity at the date of IPO, but not in the financials as of December 31, 2013.

**4.** **Supplemental Information on Gas-Producing Activities—Unaudited**

The historical pro forma supplemental natural gas disclosure is derived from the combined financial statements of Rice Energy and our Marcellus joint venture included elsewhere in this prospectus and valuations prepared by the independent petroleum engineering firm of Netherland, Sewell and Associates, Inc. for us and our Marcellus joint venture. For information regarding our independent petroleum engineers and the basis and assumptions for our reserve estimates, please see Note 17 to the consolidated financial statements of Rice Energy and Note 11 to the financial statements for Alpha Shale Resources, LP as of and for the year ended December 31, 2013. The unaudited pro forma combined supplemental natural gas disclosures of the Company reflect the combined historical results of Rice Energy and Alpha Shale Resources, LP, on a pro forma basis to give effect to the transactions, described above, as if they had occurred on December 31, 2013 for pro forma supplemental natural gas disclosure purposes.

In accordance with SEC regulations, reserves at December 31, 2013 were estimated using the unweighted arithmetic average first-day-of-the-month price for the preceding 12-month period. Reserve estimates are inherently imprecise and estimates of new discoveries are more imprecise than those of producing natural gas properties. Accordingly, the estimates may change as future information becomes available.

Pro forma reserve quantity information for the year ended December 31, 2013 is as follows (in millions of cubic feet, MMcf):

| | Historical Rice Energy | Consolidation of Marcellus JV Pro Forma Adjustments | Pro Forma Rice Energy Inc. |
|---|---|---|---|
| Proved developed and undeveloped reserves: | | | |
| Beginning of year | 304,272 | 256,236 | 560,508 |
| Extensions and discoveries | 100,626 | 39,623 | 140,249 |
| Revisions of previous estimates | 757 | (53,605) | (52,848) |
| Production | (22,995) | (22,886) | (45,881) |
| End of year | 382,660 | 219,368 | 602,028 |
| Proved developed reserves: | | | |
| Beginning of year | 61,225 | 70,026 | 131,251 |
| End of year | 144,310 | 104,741 | 249,051 |
| Proved undeveloped reserves: | | | |
| Beginning of year | 243,047 | 186,210 | 429,257 |
| End of year | 238,350 | 114,627 | 352,977 |

*Extensions, Discoveries and Other Additions*

On a pro forma basis, we added 140,249 MMcf through its drilling program in the Marcellus Shale in 2013.

Information with respect to our pro forma estimated discounted future net cash flows related to proved natural gas reserves as of December 31, 2013 is as follows (in thousands):

| | Historical Rice Energy | Consolidation of Marcellus JV Pro Forma Adjustments | IPO Pro Forma Adjustments | Pro Forma Rice Energy Inc. |
|---|---|---|---|---|
| Future cash inflows | $1,496,294 | $ 854,334 | $ — | $2,350,628 |
| Future production costs | (517,101) | (264,853) | — | (781,954) |
| Future development costs | (219,879) | (92,689) | — | (312,568) |
| Future income tax expenses | — | — | (451,493) | (451,493) |
| Future net cash flows | 759,314 | 496,792 | (451,493) | 804,613 |
| 10% discount for estimated timing of cash flows | (342,150) | (204,586) | 185,781 | (360,955) |
| Standardized measure of discounted future net cash flows | $ 417,164 | $ 292,206 | $(265,712) | $ 443,658 |

For information on our assumptions regarding pricing, please see Note 17 to the consolidated financial statements of Rice Energy and Note 11 to the financial statements for Alpha Shale Resources, LP as of and for the year ended December 31, 2013.

The following are the principal sources of changes in our pro forma standardized measure of discounted future net cash flows for 2013 (in thousands):

| | Historical Rice Energy | Consolidation of Marcellus JV Pro Forma Adjustments | IPO Pro Forma Adjustments | Pro Forma Rice Energy Inc. |
|---|---|---|---|---|
| Balance at beginning of period | $102,218 | $142,154 | $ (23,942) | $ 220,430 |
| Net change in prices and production costs | 101,345 | 163,948 | — | 265,293 |
| Net change in future development costs | 29,336 | 5,563 | — | 34,899 |
| Natural gas net revenues | (68,135) | (65,563) | — | (133,698) |
| Extensions | 114,489 | 37,901 | — | 152,390 |
| Revisions of previous quantity estimates | 1,133 | (29,504) | — | (28,371) |
| Previously estimated development costs incurred | 66,894 | 62,507 | — | 129,401 |
| Changes in taxes | — | — | (241,770) | (241,770) |
| Accretion of discount | 10,230 | 14,222 | — | 24,452 |
| Changes in timing and other | 59,654 | (39,022) | — | 20,632 |
| Balance at end of period | $417,164 | $292,206 | $(265,712) | $ 443,658 |

Gains on sales of interests in gas properties are not included in the information set forth above. We have also allocated certain general and administrative expenses to our results of operations as these expenses relate to production activities.

## RICE ENERGY INC.
## CONSOLIDATED BALANCE SHEETS

|  | December 31, | |
|---|---:|---:|
| (in thousands) | 2013 | 2012 |
| **Assets** | | |
| Current assets: | | |
| Cash | $ 31,612 | $ 8,547 |
| Restricted cash | 8,268 | — |
| Accounts receivable | 31,765 | 8,557 |
| Receivable from affiliate | 2,244 | 11,879 |
| Prepaid expenses and other | 863 | 321 |
| Total current assets | 74,752 | 29,304 |
| Investments in joint ventures | 49,814 | 30,976 |
| Gas collateral account | 3,700 | 5,843 |
| Proved natural gas properties, net | 270,523 | 159,988 |
| Unproved natural gas properties | 457,836 | 111,030 |
| Property and equipment, net | 5,972 | 2,622 |
| Deferred financing costs, net | 12,292 | 5,208 |
| Other non-current assets | 4,921 | — |
| Total assets | $879,810 | $344,971 |
| **Liabilities and stockholders' equity** | | |
| Current liabilities: | | |
| Current portion of long-term debt | $ 20,120 | $ 8,814 |
| Accounts payable | 51,219 | 19,793 |
| Royalties payable | 9,393 | 1,960 |
| Accrued interest | 250 | 2,004 |
| Accrued capital expenditures | 16,753 | 2,359 |
| Other accrued liabilities | 8,283 | 5,585 |
| Leasehold payable | 18,606 | 3,954 |
| Derivative liabilities | 965 | 2,260 |
| Payable to affiliate | 6,148 | 2,482 |
| Operated prepayment liability | 1,201 | 11,553 |
| Total current liabilities | 132,938 | 60,764 |
| Long-term liabilities: | | |
| Long-term debt | 406,822 | 140,506 |
| Leasehold payable | 1,675 | 106 |
| Restricted units | 36,306 | 3,400 |
| Other long-term liabilities | 3,422 | 2,004 |
| Total liabilities | 581,163 | 206,780 |
| Stockholders' equity | 298,647 | 138,191 |
| Total liabilities and stockholders' equity | $879,810 | $344,971 |

*See accompanying Notes to Consolidated Financial Statements.*

## RICE ENERGY INC.
## CONSOLIDATED STATEMENTS OF OPERATIONS

| (in thousands) | Years Ended December 31, 2013 | 2012 | 2011 |
|---|---|---|---|
| **Revenues:** | | | |
| Natural gas sales | $ 87,847 | $ 26,743 | $13,972 |
| Other revenue | 757 | 457 | — |
| Total revenues | 88,604 | 27,200 | 13,972 |
| **Operating expenses:** | | | |
| Lease operating | 8,309 | 3,688 | 1,617 |
| Gathering, compression and transportation | 9,774 | 3,754 | 540 |
| Production taxes and impact fees | 1,629 | 1,382 | — |
| Exploration | 9,951 | 3,275 | 660 |
| Restricted unit expense | 32,906 | — | 170 |
| General and administrative | 16,953 | 7,599 | 5,208 |
| Depreciation, depletion and amortization | 32,815 | 14,149 | 5,981 |
| Write-down of abandoned leases | — | 2,253 | 109 |
| Loss (gain) from sale of interest in gas properties | 4,230 | — | (1,478) |
| Total operating expenses | 116,567 | 36,100 | 12,807 |
| Operating income (loss) | (27,963) | (8,900) | 1,165 |
| **Other income (expense):** | | | |
| Interest expense | (17,915) | (3,487) | (531) |
| Other income (expense) | (357) | 112 | 161 |
| Gain (loss) on derivative instruments | 6,891 | (1,381) | 574 |
| Amortization of deferred financing costs | (5,230) | (7,220) | (2,675) |
| Loss on extinguishment of debt | (10,622) | — | — |
| Equity in income of joint ventures | 19,420 | 1,532 | 370 |
| Total other expense | (7,813) | (10,444) | (2,101) |
| Net loss | $ (35,776) | $(19,344) | $ (936) |
| Weighted average common shares outstanding; | | | |
| Basic and Diluted | 80,441 | 57,967 | 39,958 |
| Net loss per common share | | | |
| Basic and Diluted | $ (0.44) | $ (0.33) | $ (0.02) |
| Pro forma income tax benefit | 14,844 | | |
| Pro forma net loss | $ (20,932) | | |
| Pro forma net loss per common share | | | |
| Basic and Diluted | $ (0.26) | | |

*See accompanying Notes to Consolidated Financial Statements.*

## RICE ENERGY INC.
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| (in thousands) | Years Ended December 31, 2013 | 2012 | 2011 |
|---|---|---|---|
| **Cash flows from operating activities:** | | | |
| Net loss | $ (35,776) | $ (19,344) | $ (936) |
| Adjustments to reconcile net loss to net cash provided by (used in) operating activities: | | | |
| Depreciation, depletion and amortization | 32,815 | 14,149 | 5,981 |
| Amortization of deferred financing costs | 5,230 | 7,220 | 2,675 |
| Loss (gain) from sale of interest in gas properties | 4,230 | — | (1,478) |
| Restricted unit expense | 32,906 | — | 170 |
| Write-off of unsuccessful exploratory well costs | 8,143 | — | — |
| Derivative instruments fair value (gain) loss | (6,891) | 1,381 | (574) |
| Equity in income of joint ventures | (19,420) | (1,532) | (370) |
| Write-down of abandoned leases and other leasehold costs | — | 2,253 | 109 |
| (Increase) decrease in: | | | |
| Accounts receivable | (17,208) | (3,828) | (4,310) |
| Receivable from affiliate | 9,635 | (8,403) | (76) |
| Gas collateral account | 643 | (4,137) | (207) |
| Prepaid expenses and other | (541) | (212) | 73 |
| Cash receipts for settled derivatives | 676 | 879 | 574 |
| Increase (decrease) in: | | | |
| Accounts payable | 2,273 | (30) | (125) |
| Royalties payable | 7,432 | 775 | 1,117 |
| Other accrued expenses | 5,859 | 7,391 | 746 |
| Payable to affiliate | 3,666 | 424 | 1,762 |
| Net cash provided by (used in) operating activities | 33,672 | (3,014) | 5,131 |
| **Cash flows from investing activities:** | | | |
| Capital expenditures for natural gas properties | (463,128) | (109,149) | (69,077) |
| Investment in joint ventures | — | (9,957) | (15,205) |
| Capital expenditures for property and equipment | (2,259) | (867) | (673) |
| Proceeds from sale of interest in gas properties | 6,792 | — | 5,710 |
| Net cash used in investing activities | (458,595) | (119,973) | (79,245) |
| **Cash flows from financing activities:** | | | |
| Proceeds from borrowings | 435,500 | 44,361 | 82,972 |
| Repayments of debt obligations | (160,760) | (10,152) | (7,726) |
| Restricted cash for convertible debt | (8,268) | — | — |
| Debt issuance costs | (12,194) | (1,913) | (9,699) |
| Common stock issuance | 195,977 | 96,782 | 7,900 |
| Repurchase of common stock | (2,267) | (1,133) | — |
| Return of capital | — | (800) | — |
| Net cash provided by financing activities | 447,988 | 127,145 | 73,447 |
| Net increase (decrease) in cash | 23,065 | 4,158 | (667) |
| Cash at the beginning of the year | 8,547 | 4,389 | 5,056 |
| Cash at the end of the year | $ 31,612 | $ 8,547 | $ 4,389 |
| **Supplemental disclosure of noncash investing and financing activities** | | | |
| Capital expenditures for natural gas properties financed by accounts payable | $ 48,615 | $ 18,083 | $ 10,529 |
| Capital expenditures for natural gas properties financed by other accrued liabilities | 16,753 | 2,359 | 5,936 |
| Natural gas properties financed through borrowings | — | 18,328 | 1,016 |
| Accretion of debt discount | 2,099 | — | — |
| Gas collateral financed by accounts payable | — | 1,500 | — |
| Capital expenditures for property, office furniture and equipment funded by capital lease borrowings | 1,557 | 419 | — |
| Property and equipment financed through borrowings | 503 | 1,270 | — |
| Natural gas properties financed through deferred payment obligations | 20,281 | 3,577 | 5,314 |
| Natural gas properties financed through other liabilities | — | 8,261 | — |
| Application of advances from joint interest owners | (10,415) | — | — |
| Warrants issued in exchange for services | — | — | 3,294 |
| Conversion of related-party note payable to common stock | 255 | 11,332 | — |

*See accompanying Notes to Consolidated Financial Statements.*

**RICE ENERGY INC.**
**CONSOLIDATED STATEMENTS OF EQUITY**
**YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011**

| | Common Stock ($0.01 par) | Additional Paid-In Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| Balance as December 31, 2010 | $392 | $ 45,223 | $ (9,052) | $ 36,563 |
| Capital Contributions | 14 | 7,886 | — | 7,900 |
| Issuance of warrants | — | 3,294 | — | 3,294 |
| Net loss | — | — | (936) | (936) |
| Balance as December 31, 2011 | 406 | 56,403 | (9,988) | 46,821 |
| Capital Contributions, net | 192 | 99,990 | — | 100,182 |
| Return of Capital | (1) | (799) | — | (800) |
| Conversion of related-party notes payable | 25 | 11,307 | — | 11,332 |
| Net loss | — | — | (19,344) | (19,344) |
| Balance at December 31, 2012 | 622 | 166,901 | (29,332) | 138,191 |
| Capital Contributions, net | 258 | 195,974 | — | 196,232 |
| Net loss | — | — | (35,776) | (35,776) |
| Balance at December 31, 2013 | $880 | $362,875 | $(65,108) | $298,647 |

*See accompanying Notes to Consolidated Financial Statements.*

1. **Summary of Significant Accounting Policies and Related Matters**

**Organization, Operations and Principles of Consolidation**

The consolidated financial statements of the Company include the accounts of Rice Energy Inc. ("the Company" or "Rice Energy") and its wholly owned subsidiaries, Rice Drilling B LLC ("Rice Drilling B"), Rice Drilling C LLC ("Rice C"), Rice Drilling D LLC ("Rice D"), RDB Real Estate Holdings LLC ("RDB Real Estate"), Blue Tiger Oilfield Services LLC ("Blue Tiger"), Rice Poseidon Midstream LLC ("Rice PM"), and Rice Olympus Midstream LLC ("Rice OM"). All significant intercompany accounts have been eliminated in consolidation.

In October 2013, the Company was formed as a Delaware corporation for the purpose of becoming a publicly traded company and the holding company of Rice Drilling B. The historical financial information contained in this report relates to periods that ended prior to the completion of the IPO of Rice Energy. In connection with the completion of its IPO and corporate reorganization on January 29, 2014, Rice Energy became a holding company whose sole material asset consists of a 100% indirect ownership interest in Rice Drilling B. As the sole managing member of Rice Drilling B, Rice Energy is responsible for all operational, management and administrative decisions relating to Rice Drilling B. Accordingly, this reorganization constituted a common control transaction and the accompanying consolidated financial statements are presented as though this reorganization had occurred for the earliest period presented herein.

On January 25, 2012, Rice Partners, the owner of 90% of the total shares outstanding in Rice Energy, assigned its preferred units in Rice Energy to its wholly owned subsidiary, Rice Energy Appalachia LLC ("REA"). Concurrent with Rice Partners' assignment of its shares to REA, REA and Natural Gas Partners ("NGP"), a private equity firm, finalized a $100.0 million equity commitment to REA from NGP of which $75 million of NGP's commitment was funded at closing on January 25, 2012. Cash proceeds from the investments were contributed by REA to Rice Energy. NGP received a put right with respect to their equity investment at REA which was contingently exercisable upon the occurrence of certain events. The earliest date that this put right could have been exercised is January 25, 2017. The fair value of this put right was de minimis given the accretion in fair value of REA. In conjunction with the equity investment in NGP, Daniel J. Rice III converted his outstanding promissory notes into equity of REA. On August 30, 2012, NGP funded the remaining $25 million of its commitment at REA.

During the year ended December 31, 2013, REA finalized a $300 million equity commitment from NGP, of which approximately $200 million was funded in April 2013 and contributed to Rice Energy. Cash proceeds from the investment were used to partially fund our Utica Shale leasehold acquisitions in southeastern Ohio. NGP's equity commitments terminated in connection with the closing of the Rice Energy Inc. ("Rice Energy") initial public offering ("IPO").

Rice Drilling B is the operating company of Rice Energy and as such is engaged in the acquisition, exploration, and development of natural gas properties in the Appalachian Basin.

**Use of Estimates**

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates and changes in these estimates are recorded when known.

A reconciliation of the beginning and ending aggregate carrying amount of asset retirement obligations for the years ended December 31, 2013 and 2012 is as follows (in thousands):

| | |
|---|---:|
| Balance at December 31, 2010 | $ 289 |
| Liabilities incurred | 493 |
| Accretion expense | 53 |
| Balance at December 31, 2011 | $ 835 |
| Liabilities incurred | 382 |
| Accretion expense | 164 |
| Balance at December 31, 2012 | $1,381 |
| Liabilities incurred | 583 |
| Accretion expense | 150 |
| Balance at December 31, 2013 | $2,114 |

## 8. Stockholders' Equity

Stockholders include consultants and employees of the Company as well as REA.

As of December 31, 2012, all common stock associated with the Class A units was reserved for issuance pursuant to a Restricted Unit Agreement (see Note 9). Additionally, in connection with NGP's $100.0 million equity investment into REA in 2012, of which 100% of the net proceeds were invested into Rice Energy, Rice Energy issued 13,252,145 shares of common stock to REA.

During 2013, the Company finalized a $300.0 million equity commitment from NGP of which approximately $200.0 million of NGP's commitment was funded at closing in April 2013. Cash proceeds from the investment were used to fund Utica Shale leasehold acquisitions in southeastern Ohio. As a part of the reorganization that occurred in connection with the Rice Energy IPO, the Company became a wholly-owned subsidiary of REA and the restricted units were exchanged for common stock of Rice Energy. Furthermore, NGP's equity commitments terminated in connection with the closing of the Rice Energy IPO.

**Liquidation Preference**

Prior to the reorganization in connection with the Rice Energy IPO, the terms of the governance documents of the Company provided that in the event of any liquidation, dissolution or winding up of the Company, distributions would first be made to members holding senior preferred units until such members have received cumulative distributions in an amount equal to the preferred return as defined in the REA agreement, second to the members holding preferred units in the amount of $49.9 million, then, until the Company had achieved breakeven operations, as defined, to the members holding preferred and Class A common units in proportion to their ownership interests and thereafter to the members in proportion to their ownership units. Following the restructuring, distributions in such event would be made to the sole member.

**Repurchase Option**

Up until the third anniversary of the grant of Class A and B restricted units, the Company or a member of its affiliates had the right to repurchase all of the units from the member at $1,700 per unit, as defined and in accordance with the Company's then-existing limited liability company agreement. Subsequent to the third anniversary of the grant of Class A and B restricted units, the Company or a member of its affiliates has the right to repurchase all of the units from the member at fair market value, not less than $1,700 per unit, in accordance with the Company's then-existing limited liability company agreement.

During 2012, REA exercised the option to repurchase all common shares associated with the 2,000 Class B restricted units for $3.4 million. In December 2012, a payment of $1.1 million was made by the Company to the member on behalf of REA. Additional payments of $2.3 million were made by the Company on behalf of REA in 2013. The Company was reimbursed these costs.

## 9. Restricted Unit Agreements

Effective November 13, 2009, the Company entered into restricted unit agreements with an employee and consultants. Under separate and individual restricted unit agreements, the eligible employee and consultants are granted units which vest over a specified period of time. Each unit entitles the holder to an equity ownership in the Company. The restricted units are accounted for as liability awards, which require remeasurement each reporting period, as a result of the existence of a call option that permits the Company to repurchase the awards at a fixed amount that could be above or below fair market value of the units. Prior to November 13, 2012, the Company had the ability to exercise the call option at a specified amount. Subsequently, the Company's call right is at fair market value. As of December 31, 2013, the remaining liability recorded for the restricted units represented fair value. Management established an estimated fair value for issued units based upon an income approach prior to December 31, 2013. The income approach requires use of internal business plans that are based on judgments and estimates regarding future economic conditions, costs, inflation rates and discount rates, among other factors. At December 31, 2013, in connection with the Rice Energy IPO, a market approach was used.

During 2012, REA exercised its option to repurchase all of the 2,000 Class B restricted units. A summary of the change in vested restricted units is as follows:

|  | Restricted Units |
| --- | --- |
| Class A and Class B restricted units |  |
| Vested restricted units . . . . . . . . . . . . . . . . . . . . . . | 4,000 |
| Repurchased Class B restricted units . . . . . . . . . . . | (2,000) |
| Vested restricted units as of December 31, 2012 . . . . . . | 2,000 |
| Repurchased Class B restricted units . . . . . . . . . . . | — |
| Vested restricted units as of December 31, 2013 . . . . . . | 2,000 |

## 10. Incentive Units

REA, as the parent company of Rice Drilling B, granted Incentive Units to certain members of management. The Incentive Units are not accounted for as equity instruments as the Incentive Units do not have the characteristics of a substantive class of equity. Rather, the Incentive Units provide the holders with a performance bonus for fair value accretion of REA equity. In connection with the January 2012 NGP investment in REA, 100,000 Tier I Legacy units, 13,000 Tier II Legacy units, and 17,000 Tier III Legacy units were issued. The Incentive Units will only be paid in cash and payout for each tier occurs when a specified level of cumulative cash distributions has been received by NGP.

In connection with the April 2013 NGP investment in REA, an additional 900,000 Tier I Legacy units, 987,000 Tier II Legacy Units and 983,000 Tier III Legacy Units were issued. In addition, 100,000 New Tier I Units, 100,000 New Tier II Units, 100,000 New Tier III Units, and 100,000 New Tier IV Units were issued. In June 2013, an additional 717,546 New Tier I Units, 577,546 New Tier II Units, 577,546 New Tier III Units, and 577,546 New Tier IV Units were issued to certain members of management. Similar to above, there is no payout of the awards until specified level of cumulative cash distributions has been received by NGP.

During 2012 and 2013, no payments were made in respect of Incentive Units. The Company has not recognized compensation cost on the Incentive Units because the payment conditions, which relate to a liquidity

## 14. Acquisitions

On December 31, 2012, the Company entered into a transaction to acquire certain producing shallow natural gas wells and unproved properties (the "Shallow-Well Acquisition"). Total firm consideration in the Shallow-Well Acquisition was approximately $10.0 million of which $3.3 million was paid to the seller in January 2013. An additional $1.0 million was paid to the seller as of December 31, 2013, reducing the notes payable. The remaining consideration will be transferred to the seller from 2014 to 2015. In addition to the firm consideration, the seller has the right to participate in the development of the unproved properties and the Company is responsible for funding $3.7 million of these activities. The Company has recorded the $10.0 million purchase price with the offset to proved and unproved properties.

## 15. Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share takes into account the dilutive effect of potential common stock that could be issued by the Company in conjunction with warrants and convertible debentures. As indicated in Note 1, our corporate reorganization was considered a transaction amongst entities under common control. Therefore, the weighted average shares used in our EPS calculation assume that the Rice Energy Inc. corporate structure was in place for all periods presented. The following is a calculation of the basic and diluted weighted-average number of shares of common stock outstanding and EPS for the years ended December 31, 2013, 2012 and 2011:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| (in thousands, except per share data) | 2013 | 2012 | 2011 |
| **Loss (numerator):** | | | |
| Net loss | $ (35,776) | $ (19,344) | $ (936) |
| **Weighted-average shares (denominator):** | | | |
| Weighted-average number of shares of common stock – basic | 80,441,905 | 57,966,572 | 39,958,066 |
| Weighted-average number of shares of common stock - diluted | 80,441,905 | 57,966,572 | 39,958,066 |
| **Loss per share:** | | | |
| Basic | $ (0.44) | $ (0.33) | (0.02) |
| Diluted | $ (0.44) | $ (0.33) | (0.02) |

Approximately 1,671,800, 1,671,800 and 648,404 shares at December 31, 2013, 2012 and 2011, respectively, were not considered dilutive as we incurred a net loss in all periods presented herein.

## 16. Subsequent Events

### Initial Public Offering

On January 29, 2014, Rice Energy completed their IPO of 50,000,000 shares of our $0.01 par value common stock, which included 30,000,000 shares sold by Rice Energy Inc., 14,000,000 shares sold by the selling stockholder and 6,000,000 shares subject to an option granted to the underwriters by the selling stockholder.

The net proceeds of the IPO, based on the public offering price of $21.00 per share, were approximately $993.5 million, which resulted in net proceeds to Rice Energy of $593.6 million after deducting estimated expenses and underwriting discounts and commissions of approximately $36.4 million and the net proceeds to the selling stockholders of approximately $399.0 million after deducting underwriting discounts of approximately $21.0 million. Rice Energy did not receive any proceeds from the sale of the shares by the selling stockholders. A portion of the net proceeds from the IPO were used to repay all outstanding borrowings under the revolving credit facility of the Company's Marcellus joint venture, to make a $100.0 million payment to Alpha Holdings in partial consideration for the Marcellus JV Buy-In and to repay all outstanding borrowings under the Company's revolving credit facility. The remainder of the net proceeds from the IPO will be used to fund a portion of our capital expenditure plan.

**Marcellus JV Buy-In**

On January 29, 2014, in connection with the closing of the IPO and pursuant to the Transaction Agreement between Rice Energy and Alpha Holdings dated as of December 6, 2013 (the "Transaction Agreement"), Rice Energy completed its acquisition of Alpha Holdings' 50% interest in the Company's Marcellus joint venture in exchange for total consideration of $300.0 million, consisting of $100.0 million of cash and the issuance to Alpha Holdings of 9,523,810 shares of Rice Energy common stock. Prior to the completion of the acquisition of Alpha Holdings' 50% interest in the Company's Marcellus joint venture, the Company accounted for its investment under the equity method of accounting.

The company is currently assessing the fair value of assets acquired and liabilities assumed. Immediately prior to the acquisition, the fair value of the existing equity in the Marcellus joint venture, based upon preliminary valuations, was approximately $245.0 million. The acquisition-date fair value of the existing equity was based on an income approach. The income approach calculated the present value of the future cash flows related to the natural gas properties as of the date of the transaction, utilizing a discount rate based upon market participant assumptions, natural gas strip prices as of the date of the transaction, and a decline curve consistent with our geographic peers. As we acquired the remaining ownership in the Marcellus joint venture we are required to remeasure our equity investment at fair value which will result in a non-recurring gain of approximately $195.2 million during the quarter ended March 31, 2014. On a preliminary basis and based on preliminary valuations performed to determine the fair value of the assets as of the acquisition date, the company anticipates the natural gas properties have fair value of approximately $320.0 million. The preliminary estimate of excess purchase price over net assets and liabilities assumed which is to be allocated to goodwill is approximately $365.0 million and will be deductible for tax purposes.

The acquisition consolidates the resources of the Company and the Marcellus joint venture which will enable the Company to efficiently develop the natural gas properties concurrently. The management team of the Company has historically also served as the management team of the joint venture, so the team is intimately familiar with the assets. These factors resulted in the aforementioned goodwill.

The following unaudited pro forma combined financial information presents the Company's results as though the Company and the incremental 50% interest in our Marcellus joint venture had occurred at January 1, 2013.

| (in thousands) | Year Ended December 31, 2013 (Pro forma) |
| --- | --- |
| Pro forma net revenues . . . . . . . . . . . . . . . . . . . . . . . | $179,281 |
| Pro forma net loss . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ (30,509) |
| Pro forma earnings per share . . . . . . . . . . . . . . . . . . | $ (0.24) |

The Company expects to complete the purchase price allocation during 2014 and may adjust the preliminary amounts set forth above to reflect the final valuation. This final valuation of the assets and liabilities could have a material impact on the pro forma information and preliminary purchase price allocation discussed above.

### 17. Quarterly Financial Information (Unaudited)

The Company's quarterly financial information for the years ended December 31, 2013 and 2012 is as follows (in thousands):

| | First quarter | Second quarter | Third quarter | Fourth quarter |
|---|---|---|---|---|
| Year ended December 31, 2013: | | | | |
| Total operating revenues | $13,233 | $23,840 | $ 23,665 | $ 27,866 |
| Total operating expenses | 10,705 | 25,833 | 52,274 | 27,755 |
| Operating income (loss) | 2,528 | (1,993) | (28,609) | 111 |
| Net income (loss) | $ (6,775) | $19,586 | $(33,652) | $(14,935) |

| | First quarter | Second quarter | Third quarter | Fourth quarter |
|---|---|---|---|---|
| Year ended December 31, 2012: | | | | |
| Total operating revenues | $ 4,792 | $ 4,155 | $ 6,580 | $11,673 |
| Total operating expenses | 6,353 | 11,984 | 8,123 | 9,640 |
| Operating income (loss) | (1,561) | (7,829) | (1,543) | 2,033 |
| Net income (loss) | $(2,334) | $(12,884) | $(6,523) | $ 2,397 |

### 18. Supplemental Information on Gas-Producing Activities (Unaudited)

Costs incurred for property acquisitions, exploration and development are as follows for Rice Energy (in thousands):

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Acquisitions: | | | |
| Unproved leaseholds | $305,000 | $ 47,396 | $16,877 |
| Development costs | 184,217 | 89,307 | 72,776 |
| Exploration costs: | | | |
| Geological and geophysical | 9,951 | 3,275 | 660 |
| Total costs incurred | $499,168 | $139,978 | $90,313 |

The following table presents the results of operations related to natural gas production for Rice Energy (in thousands):

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Revenues | $87,847 | $26,743 | $13,972 |
| Production costs | 19,712 | 8,824 | 2,157 |
| Exploration costs | 9,951 | 3,275 | 660 |
| Depreciation, depletion and amortization | 29,808 | 13,329 | 5,920 |
| Write-down of abandoned leases | — | 2,253 | 109 |
| General and administrative expenses | 5,108 | 3,050 | 2,212 |
| Results of operations from producing activities | $23,268 | $ (3,988) | $ 2,914 |

Reserve quantity information is as follows for Rice Energy:

| | Natural Gas (MMcf) | | |
| | For the Years Ended December 31, | | |
| | 2013 | 2012 | 2011 |
|---|---|---|---|
| Proved developed and undeveloped reserves: | | | |
| Beginning of year .......................... | 304,272 | 232,996 | 12,230 |
| Extensions and discoveries ................... | 100,626 | 176,956 | 223,538 |
| Revision of previous estimates ............... | 757 | (96,911) | 620 |
| Production ............................... | (22,995) | (8,769) | (3,392) |
| End of year ............................... | 382,660 | 304,272 | 232,996 |
| Proved developed reserves: | | | |
| End of year ............................... | 144,310 | 61,225 | 25,397 |
| Proved undeveloped reserves: | | | |
| End of year ............................... | 238,350 | 243,047 | 207,599 |

*Extensions, Discoveries and Other Additions*

The Company added 100,626 MMcf, 176,956 MMcf and 223,538 MMcf through its drilling program in the Marcellus Shale in 2013, 2012 and 2011, respectively.

*Revision of Previous Estimates*

In 2012, the Company had net negative revisions of 96,911 MMcf, as 32 proved undeveloped locations were removed from its estimate of reserves at December 31, 2011 due primarily to declines in natural gas pricing and changes to the Company's drilling plans with regards to horizontal drilling.

The reserve quantity information is limited to reserves which had been evaluated as of December 31, 2013. Proved developed reserves represent only those reserves expected to be recovered from existing wells and support equipment. Proved undeveloped reserves are expected to be recovered from new wells after substantial development costs are incurred. Netherland, Sewell and Associates, Inc. reviewed 100% of the total net gas proved reserves attributable to the Company's interests and the Company's Marcellus joint venture as of December 31, 2013 and 2012.

The information presented represents estimates of proved natural gas reserves based on evaluations prepared by the independent petroleum engineering firms of Netherland, Sewell and Associates, Inc. and Wright & Company in accordance with Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Evaluation Engineers and definitions and guidelines established by the SEC. The Company's independent reserve engineers were selected for their historical experience and geographic expertise in engineering unconventional resources. Since 1961, Netherland, Sewell and Associates, Inc. has evaluated oil and gas properties and independently certified petroleum reserves quantities in the United States and internationally. Wright & Company was founded in 1988 and performs consulting petroleum engineering services under the Texas Board of Professional Engineers.

Certain information concerning the assumptions used in computing the standardized measure of proved reserves and their inherent limitations are discussed below. The Company believes such information is essential for a proper understanding and assessment of the data presented. Future cash inflows are computed by applying the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through, respectively, to the period-end quantities of those reserves. Gas prices are held constant throughout the lives of the properties.

The assumptions used to compute estimated future net revenues do not necessarily reflect the Company's expectations of actual revenues or costs, or their present worth. In addition, variations from the expected production rates also could result directly or indirectly from factors outside of the Company's control, such as unintentional delays in development, changes in prices, or regulatory controls. The standardized measure calculation further assumes that all reserves will be disposed of by production. However, if reserves are sold in place, this could affect the amount of cash eventually realized.

Future development and production costs are computed by estimating the expenditures to be incurred in developing and producing the proved natural gas reserves at the end of the year, based on period-end costs and assuming continuation of existing economic conditions.

An annual discount rate of 10% was used to reflect the timing of the future net cash flows relating to proved natural gas reserves.

Information with respect to Rice Energy's estimated discounted future net cash flows related to its proved natural gas reserves is as follows (in thousands):

|  | For the Years Ended December 31, | | |
|---|---|---|---|
|  | 2013 | 2012 | 2011 |
| Future cash inflows | $1,496,294 | $ 869,882 | $1,015,589 |
| Future production costs | (517,101) | (323,855) | (208,733) |
| Future development costs | (219,879) | (262,084) | (206,612) |
| Future net cash flows | 759,314 | 283,943 | 600,244 |
| 10% annual discount for estimated timing of cash flows | (342,150) | (181,725) | (330,924) |
| Standardized measure of discounted future net cash flows(1) | $ 417,164 | $ 102,218 | $ 269,320 |

(1)  Does not include the effects of income taxes on future revenues at December 31, 2013 and 2012 because as of December 31, 2013 and 2012, the Company was a limited liability company not subject to entity-level taxation. Accordingly, no provision for federal or state corporate income taxes has been provided because taxable income was passed through to the Company's equity holders. However, in connection with the closing of the IPO, as a result of the corporate reorganization, the Company became a corporation subject to federal income tax and, as such, its future income taxes will be dependent upon its future taxable income.

For 2013, the reserves for Rice Energy were computed using unweighted arithmetic averages of the closing prices on the first day of each month during 2013, adjusted for energy content and a regional price differential. For 2013, this adjusted gas price was $3.91 per Mcf.

For 2012, the reserves for Rice Energy were computed using unweighted arithmetic averages of the closing prices on the first day of each month during 2012, adjusted for energy content and a regional price differential. For 2012, this adjusted gas price was $2.86 per Mcf.

For 2011, the reserves for Rice Energy were computed using unweighted arithmetic averages of the closing prices on the first day of each month during 2011, adjusted for energy content and a regional price differential. For 2011, this adjusted gas price was $4.36 per Mcf.

The following are the principal sources of changes in the standardized measure of discounted future net cash flows for Rice Energy (in thousands):

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Balance at beginning of period | $102,218 | $ 269,320 | $ 46,422 |
| Net change in prices and production costs | 101,345 | (83,873) | (15,929) |
| Net change in future development costs | 29,336 | (31,811) | (3,695) |
| Natural gas net revenues | (68,135) | (18,376) | (11,815) |
| Extensions | 114,489 | 38,937 | 243,003 |
| Revisions of previous quantity estimates | 1,133 | (108,209) | (14,259) |
| Previously estimated development costs incurred | 66,894 | 17,036 | 3,040 |
| Accretion of discount | 10,230 | 26,932 | 4,642 |
| Changes in timing and other | 59,654 | (7,738) | 17,911 |
| Balance at end of period | $417,164 | $ 102,218 | $269,320 |

Gains on sales of interests in gas properties are not included in the information set forth above. We have also allocated certain general and administrative expenses to the Company's results of operations as these expenses relate to production activities.

Costs incurred for property acquisitions, exploration and development related to the Company's Marcellus joint venture ("the Marcellus joint venture") are as follows (represents Rice Energy's proportionate share, in thousands):

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Acquisitions: | | | |
| Unproved leaseholds | $ — | $ — | $ 519 |
| Development costs | 46,571 | 46,725 | 21,700 |
| Exploration costs: | | | |
| Geological and geophysical | — | — | — |
| Total costs incurred | $46,571 | $46,725 | $22,219 |

The following table presents Rice Energy's share of the results of operations related to natural gas production of the Marcellus joint venture (represents Rice Energy's proportionate share, in thousands):

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | 2013 | 2012 | 2011 |
| Revenues | $45,339 | $13,142 | $2,872 |
| Production costs | 12,557 | 5,436 | 379 |
| Impairment of oil and gas properties | — | — | 1,296 |
| Depreciation, depletion and accretion | 12,500 | 4,702 | 1,092 |
| General and administrative expenses | 1,557 | 986 | — |
| Results of operations from producing activities | $18,725 | $ 2,018 | $ 105 |

Reserve quantity information is as follows for the Marcellus joint venture (represents Rice Energy's proportionate share, in thousands):

| | Natural Gas (MMcf) | | |
| --- | --- | --- | --- |
| | For the Years Ended December 31, | | |
| | 2013 | 2012 | 2011 |
| Proved developed and undeveloped reserves: | | | |
| Beginning of year | 128,118 | 58,103 | — |
| Extensions and discoveries | 19,812 | 98,119 | 58,800 |
| Revision of previous estimates | (26,803) | (23,808) | — |
| Production | (11,443) | (4,296) | (697) |
| End of year | 109,684 | 128,118 | 58,103 |
| Proved developed reserves: | | | |
| End of year | 52,370 | 35,013 | 14,474 |
| Proved undeveloped reserves: | | | |
| End of year | 57,314 | 93,105 | 43,629 |

Rice Energy's 50% equity interest in the Marcellus joint venture added 19,812 MMcf, 98,119 MMcf and 58,800 MMcf through its drilling program in the Marcellus Shale in 2013, 2012 and 2011, respectively. In 2013, Rice Energy's 50% equity interest in the Marcellus joint venture had net negative revisions of 26,803 MMcf due primarily to performance revisions. In 2012, Rice Energy's 50% equity interest in the Marcellus joint venture had net negative revisions of 23,808 MMcf due primarily to declines in natural gas pricing.

Information with respect to Rice Energy's share of the Marcellus joint venture's estimated discounted future net cash flows related to its proved natural gas reserves is as follows (in thousands):

| | For the Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2013 | 2012 | 2011 |
| Future cash inflows | $ 427,167 | $ 364,157 | $ 252,384 |
| Future production costs | (132,427) | (127,086) | (29,683) |
| Future development costs | (46,344) | (86,213) | (51,882) |
| Future net cash flows | 248,396 | 150,858 | 170,819 |
| 10% annual discount for estimated timing of cash flows | (102,293) | (79,781) | (100,232) |
| Standardized measure of discounted future net cash flows(1) | $ 146,103 | $ 71,077 | $ 70,587 |

(1) Does not include the effects of income taxes on future revenues at December 31, 2013 and 2012 because as of December 31, 2013 and 2012, the Company was a limited liability company not subject to entity-level taxation. Accordingly, no provision for federal or state corporate income taxes has been provided because taxable income was passed through to the Company's equity holders. However, in connection with the closing of the IPO, as a result of the corporate reorganization, the Company became a corporation subject to federal income tax and, as such, its future income taxes will be dependent upon its future taxable income.

For 2013, the reserves for the Marcellus joint venture were computed using unweighted arithmetic averages of the closing prices on the first day of each month during 2013, adjusted for energy content and a regional price differential. For 2013, this adjusted gas price was $3.90 per Mcf.

For 2012, the reserves for the Marcellus joint venture were computed using unweighted arithmetic averages of the closing prices on the first day of each month during 2012, adjusted for energy content and a regional price differential. For 2012, this adjusted gas price was $2.84 per Mcf.

For 2011, the reserves for the Marcellus joint venture were computed using unweighted arithmetic averages of the closing prices on the first day of each month during 2011, adjusted for energy content and a regional price differential. For 2011, this adjusted gas price was $4.34 per Mcf.

The following is for the Marcellus joint venture (represents Rice Energy's proportionate share, in thousands), the principal sources of changes in the standardized measure of discounted future net cash flows:

| | For the Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2013 | 2012 | 2011 |
| Balance at beginning of period | $ 71,077 | $ 70,587 | $ — |
| Net change in prices and production costs | 81,974 | (26,855) | — |
| Net change in future development costs | 2,781 | (262) | — |
| Natural gas net revenues | (32,782) | (7,707) | (2,494) |
| Extensions | 18,950 | 38,131 | 73,081 |
| Revisions of previous quantity estimates | (14,752) | (28,923) | — |
| Previously estimated development costs incurred | 31,253 | 12,862 | — |
| Accretion of discount | 7,111 | 7,059 | — |
| Changes in timing and other | (19,509) | 6,185 | — |
| Balance at end of period | $146,103 | $ 71,077 | $70,587 |